     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 1996
                                                   REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                               GTS DURATEK, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                       22-2476180
 (State or other jurisdiction          (I.R.S. Employer
      of incorporation)              Identification No.)

                         8955 GUILFORD ROAD, SUITE 200
                            COLUMBIA, MARYLAND 21046
                                 (410) 312-5100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ROBERT E. PRINCE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               GTS DURATEK, INC.
                         8955 GUILFORD ROAD, SUITE 200
                            COLUMBIA, MARYLAND 21046
                                 (410) 312-5100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 * COPIES TO: *

        Henry D. Kahn, Esquire                  Thomas J. Murphy, Esquire
        Piper & Marbury L.L.P.                   McDermott, Will & Emery
       36 South Charles Street                    227 West Monroe Street
      Baltimore, Maryland 21201                  Chicago, Illinois 60606
            (410) 539-2530                            (312) 372-2000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF                          PROPOSED MAXIMUM     AGGREGATE
            SECURITIES                AMOUNT TO BE     OFFERING PRICE       OFFERING         AMOUNT OF
         TO BE REGISTERED            REGISTERED (1)    PER SHARE (2)       PRICE (2)      REGISTRATION FEE
Common Stock, par value $.01 per
 share............................  4,140,000 shares       $15.50         $64,170,000         $22,128

(1) Includes 540,000 shares which the Underwriters may purchase to cover overallotments, if any.

(2) Pursuant to Rule 457, the proposed maximum offering price per share and proposed maximum aggregate offering price are based upon the average of the high and low sale prices of Registrant's Common Stock as reported on the Nasdaq Stock Market on March 13, 1996.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRANT SHALL FILE A FURTHER
AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               GTS DURATEK, INC.
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

FORM S-2 ITEM NUMBER AND HEADING                                                 LOCATION IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front Cover Page; Outside Back Cover Page
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; Risk Factors
       4.  Use of Proceeds......................................  Use of Proceeds
       5.  Determination of Offering Price......................  Not Applicable
       6.  Dilution.............................................  Not Applicable
       7.  Selling Security Holders.............................  Principal and Selling Stockholders
       8.  Plan of Distribution.................................  Outside Front Cover Page; Underwriting
       9.  Description of Securities to be Registered...........  Description of Capital Stock
      10.  Interests of Named Experts and Counsel...............  Not Applicable
      11.  Information With Respect to the Registrant...........  Prospectus Summary; Price Range of Common Stock;
                                                                   Dividend Policy; Capitalization; Selected
                                                                   Consolidated Financial Data; Management's Discussion
                                                                   and Analysis of Results and Operations and Financial
                                                                   Condition; Business; Management; Principal and
                                                                   Selling Stockholders; Description of Capital Stock;
                                                                   Available Information; Financial Statements
      12.  Incorporation of Certain Information by Reference....  Incorporation of Certain Documents by Reference
      13.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH
SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 19, 1996

PROSPECTUS
            , 1996

                                3,600,000 SHARES

                               [GTS DURATEK LOGO]

                                  COMMON STOCK

    Of the 3,600,000 shares of Common Stock offered hereby, 2,500,000 shares are being sold by GTS Duratek, Inc., and 1,100,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. See "Principal and Selling Stockholders."

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "DRTK." On March 15, 1996, the reported last sale price as quoted on the Nasdaq National Market was $16 per share. See "Price Range of Common Stock."

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
 AND  EXCHANGE  COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION  NOR  HAS THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
     PASSED   UPON   THE   ACCURACY  OR   ADEQUACY   OF   THIS  PROSPECTUS.
      ANY  REPRESENTATION  TO   THE  CONTRARY  IS   A  CRIMINAL   OFFENSE.

------------------------------------------------------------------------------------------------
                                       PRICE        UNDERWRITING       PROCEEDS        PROCEEDS TO
                                      TO THE        DISCOUNTS AND       TO THE         THE SELLING
                                      PUBLIC       COMMISSIONS (1)    COMPANY (2)     STOCKHOLDERS
----------------------------------------------------------------------------------------------------
Per Share.......................         $                $                $                $
------------------------------------------------------------------------------------------------
Total (3).......................         $                $                $                $
------------------------------------------------------------------------------------------------

(1) THE COMPANY HAS AGREED TO INDEMNIFY THE SEVERAL UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $400,000.

(3) THE COMPANY HAS GRANTED TO THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 540,000 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO THE PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS, AND PROCEEDS TO THE COMPANY WILL BE
    $    , $    , AND $    , RESPECTIVELY. SEE "UNDERWRITING."

    The shares of Common Stock are being offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of shares will be made against payment therefor in New
York, New York or on about             , 1996.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                            DEUTSCHE MORGAN GRENFELL
                                                     GRUNTAL & CO., INCORPORATED

[photo of GTS Duratek Vendor Treatment
facility at Savannah River's M-Area to be included]

GTS Duratek Vendor Treatment facility at
Savannah River's M-Area

                                          [photo of control room at Vendor
                                          Treatment
                                          Facility at Savannah River's M-Area to
                                          be
                                          inserted]

                                          Vendor Treatment Facility at Savannah
                                          River's M-Area

[photo of waste removal being performed by GTS Duratek technician to be inserted]

Waste Removal by GTS Duratek technician

[photo of DuraMelter 5000-TM- located at Savannah River's M-Area to be inserted]

             DuraMelter 5000-TM- located at Savannah River's M-Area

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND CERTAIN SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS," AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES (I) THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED AND
(II) THAT THE CERTIFICATE OF INCORPORATION OF GTS DURATEK, INC. WILL BE AMENDED AT A SPECIAL MEETING OF STOCKHOLDERS CALLED FOR APRIL 16, 1996 TO INCREASE THE AUTHORIZED COMMON STOCK OF THE COMPANY, PAR VALUE $.01 PER SHARE (THE "COMMON STOCK"), FROM 20,000,000 SHARES TO 35,000,000 SHARES. UNLESS THE CONTEXT SUGGESTS OTHERWISE, REFERENCES IN THIS PROSPECTUS TO "GTS DURATEK" OR THE "COMPANY" MEAN GTS DURATEK, INC. AND ITS SUBSIDIARIES.

                                  THE COMPANY

    GTS Duratek provides waste treatment solutions for radioactive, hazardous, mixed and other wastes. The Company's strategy is (i) to provide the low cost solution to process contaminated waste streams, (ii) to combine its proprietary technologies and technical support services to provide full-service waste treatment, and (iii) to team, where appropriate, with other companies with complementary expertise to advance GTS Duratek's treatment solutions within its target markets and into new markets. The Company's vitrification, thermal desorption and ion exchange technologies convert waste to stable forms for storage or disposal while achieving significant volume reduction. Accordingly, the Company believes its customers benefit from significant cost savings as compared to other commercially-available alternatives. To implement its waste treatment technologies and provide related technical support services, the Company has a staff of highly skilled personnel with significant environmental services experience.

    The Company's targeted markets are the former nuclear weapon production sites administered by the United States Department of Energy ("DOE"), commercial radioactive waste generators and selected hazardous and other waste generators. In THE 1995 BASELINE ENVIRONMENTAL MANAGEMENT REPORT, the DOE estimates that the cleanup of the nuclear wastes at the U.S. facilities under its management will take at least 75 years and cost $230 billion. The Company estimates that $400 million per year will be spent worldwide on storage and disposal of commercial low-level radioactive waste. The Company believes it is well positioned to compete in these markets because it has processed or currently has contracts to process waste at two DOE sites and two commercial waste sites.

    In serving these markets, the Company has achieved the following milestones:
(i) the first  to vitrify low-level  radioactive waste at  a DOE site  (Fernald,
Ohio); (ii) the award and construction of the first commercial-scale vitrification project for low-level radioactive waste at a DOE site (Savannah River M-Area Project); (iii) the successful conversion of commercial nuclear power plant radioactive waste into glass and the construction of a commercial-scale vitrification facility in Barnwell, South Carolina; and (iv) the selection to design and build a vitrification system for radon-containing sludge at the DOE's K-65 silos at Fernald, Ohio.

    The Company's waste treatment technologies include vitrification, thermal desorption and ion exchange and can be used independently or in tandem to solve the waste disposal or storage problems of its customers. The Company's vitrification technology converts waste to environmentally stable, leach-resistant glass through a patented high-temperature melter system, known as a DuraMelter-TM-. The thermal desorption and ion exchange technologies are used by the Company to treat petrochemical and liquid radioactive waste streams, respectively, and can be used to separate the waste streams into components that can either be safely stored, recycled or used as additives in the vitrification of other waste streams. The Company's ability to integrate its waste treatment technologies enables it to handle a diversity of waste streams in a cost-effective manner.

    The Company has over 450 engineers, consultants and technicians who support and complement its waste treatment services and also provide highly specialized technical support services for the Company's customers. The technical support services provide a consistent source of revenue and the complementary expertise for the Company to expand and diversify its waste treatment technologies. The services provided by the Company include staff augmentation and outage support, principally to assist nuclear power plants during regular maintenance shutdowns, environmental and computer consulting and environmental safety training. Having these technical resources available has enabled the Company to move its technologies from bench-scale laboratory testing to field operations and commercial application more rapidly and to handle larger scope waste cleanup projects.

    The Company has developed the following important joint venture and collaborative arrangements in order to advance the commercialization of its waste treatment technologies and increase the number of markets that it serves:

    - THE VITREOUS STATE LABORATORY OF THE CATHOLIC UNIVERSITY OF AMERICA IN WASHINGTON, D.C. ("VSL"). The Company has an established research and development relationship with the VSL, one of the leading research centers in the world for glass technology, including vitrification of waste.

    - CHEM-NUCLEAR SYSTEMS, INC. ("Chem-Nuclear"). In September 1994, the Company established a joint venture with Chem-Nuclear, a subsidiary of WMX Technologies, Inc., to jointly pursue the treatment and disposal of commercial low-level radioactive waste generated by nuclear power plants, hospitals, research laboratories and industrial facilities. The joint venture combines the Company's DOE vitrification experience with
      Chem-Nuclear's 22 years of experience in providing radioactive waste services.

    - BNFL, INC. ("BNFL"). In November 1995, the Company formed a strategic alliance with BNFL to jointly pursue up to five major DOE waste treatment projects. BNFL is the U.S. subsidiary of British Nuclear Fuels plc, one of the largest processors of radioactive waste in the world. The Company believes the strategic alliance significantly enhances its prospects of being awarded major DOE cleanup projects and opens opportunities for international expansion.

    - THE CARLYLE GROUP ("Carlyle"). In January 1995, Carlyle, a Washington, D.C.-based private merchant bank, made a significant investment in the Company. Carlyle provided the Company with strong financial support and experience with companies that contract with the federal government.

The Company seeks to utilize the complementary technical expertise or commercial experience of the other parties in these collaborative arrangements and, where possible, to develop additional collaborative arrangements, to pursue its primary markets and expand into new markets.

    The Company was incorporated in Delaware in 1982. Its principal executive office is located at 8955 Guilford Road, Suite 200, Columbia, Maryland 21046 and its telephone number is (410) 312-5100.

                                  THE OFFERING

Common Stock Offered:
  By the Company..........................  2,500,000
                                            shares
  By the Selling Stockholders.............  1,100,000
                                            shares
                                            ---------------
    Total.................................  3,600,000
                                            shares

Common Stock to be outstanding
 after the offering.......................  12,079,153 shares (1)

Use of proceeds...........................  To expand waste treatment technology operations,
                                            (including for working capital, funding of waste
                                            treatment technology projects and research and
                                            development), and for possible acquisitions. See
                                            "Use of Proceeds."

Nasdaq National Market Symbol.............  DRTK

------------------------
(1) Based on number of shares outstanding as of February 22, 1996. Does not include 9,808,823 shares that may be issued upon the conversion of convertible securities or upon the exercise of options and warrants outstanding as of such date. See Notes 10, 11 and 12 of Notes to the Consolidated Financial Statements.

                         SUMMARY FINANCIAL INFORMATION

                                                                               YEARS ENDED DECEMBER 31,
                                                                 -----------------------------------------------------
                                                                   1991       1992       1993       1994       1995
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues.....................................................  $  32,820  $  38,772  $  33,505  $  35,968  $  40,418
  Cost of revenues.............................................     27,583     32,674     28,609     28,857     32,220
                                                                 ---------  ---------  ---------  ---------  ---------
  Gross profit.................................................      5,237      6,098      4,896      7,111      8,198
  Selling, general and administrative expenses.................      6,280      5,616      5,738      5,926      5,876
                                                                 ---------  ---------  ---------  ---------  ---------
  Income (loss) from operations................................     (1,043)       482       (842)     1,185      2,322
  Interest income (expense), net...............................       (517)      (406)      (372)      (595)        57
                                                                 ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes and proportionate share of
   loss of joint venture.......................................     (1,560)        76     (1,214)       590      2,379
  Income taxes.................................................         --        (50)       (73)       (12)      (101)
                                                                 ---------  ---------  ---------  ---------  ---------
  Income (loss) before proportionate share of loss of joint
   venture.....................................................     (1,560)        26     (1,287)       578      2,278
  Proportionate share of loss of joint venture.................         --         --         --       (321)      (824)
                                                                 ---------  ---------  ---------  ---------  ---------
  Net income (loss)............................................     (1,560)        26     (1,287)       257      1,454
  Preferred stock dividends and charges for accretion..........         --         --         --         --     (1,394)
                                                                 ---------  ---------  ---------  ---------  ---------
  Net income (loss) attributable to common stockholders........  $  (1,560) $      26  $  (1,287) $     257  $      60
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------
  Net income (loss) per share..................................  $   (0.21) $    0.00  $   (0.16) $    0.03  $    0.01
  Weighted average common shares outstanding...................      7,360      7,388      7,936      8,656      8,820

                                                                                          AS OF DECEMBER 31, 1995
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
BALANCE SHEET DATA:
  Working capital......................................................................  $  24,114    $   61,514
  Total assets.........................................................................     38,660        76,060
  Long-term debt and convertible debenture.............................................     10,123        10,123
  Redeemable convertible preferred stock...............................................     14,609        14,609
  Stockholders' equity.................................................................      9,257        46,657

------------------------
(1) Adjusted to reflect the sale of 2,500,000 shares of Common Stock by the Company hereby at an assumed offering price of $16.00 per share. See "Use of Proceeds."

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.

NO ASSURANCE OF SUCCESSFUL DEVELOPMENT OR ACCEPTANCE OF TECHNOLOGIES

    The Company is in the process of developing, refining and implementing its technologies for the treatment of radioactive, hazardous, mixed (i.e., intermingled radioactive and hazardous) and other wastes. The Company's growth prospects are significantly dependent upon the acceptance and implementation of these technologies, particularly vitrification and thermal desorption. The awarding of any future contracts to implement the Company's vitrification technology is substantially dependent upon the continuing evaluation of the Company's technology versus several other competing technologies as well as conventional storage and disposal alternatives. There can be no assurance that the Company's vitrification and related technologies will prove to be a commercially viable and cost-effective means of waste treatment or that, even if effective, the Company's technologies will be selected for use in future waste treatment projects. In addition, applications of the Company's waste treatment technologies to hazardous and other wastes are in various stages of development. Accordingly, there can be no assurance that development of these technologies will be completed in the near future, or that even if developed, the Company will be able to commercialize such technologies.

DEPENDENCE ON PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY

    The Company's success is heavily dependent upon its proprietary vitrification and other waste treatment technologies. The Company does not own any of the patents to the vitrification and other waste treatment technologies but exclusively licenses such rights from the inventors of the technologies. There can be no assurance concerning the scope, validity or value of such patents or related intellectual property rights. Further, there can be no assurance that the steps taken by the Company and the inventors to protect these proprietary technologies will be adequate to prevent misappropriation of these technologies by third parties. Any such adverse circumstances could have a material adverse effect on the Company. Many technology fields are characterized by the existence of a large number of patents and frequent litigation for financial gain. Although the Company does not believe any of its proprietary technologies infringe the patent rights of third parties, there can be no assurance that infringement claims will not be asserted against the Company in the future or that any such claims will not require the Company to enter into royalty arrangements or result in litigation. In the event that the Company pursues overseas projects, there can be no assurance that steps taken by the Company and the inventors to protect their proprietary technologies will be adequate under the laws of certain foreign countries. See "Business -- Patents and Other Intellectual Property Rights."

DEPENDENCE ON KEY CUSTOMERS

    During 1995, the Company's revenues from waste treatment projects were primarily derived from subcontracts with DOE contractors and subcontractors and constituted approximately 87.9% of the Company's revenues from waste treatment projects and 24.2% of the Company's total revenues. Revenues from providing technical support services constituted approximately 72.4% of the Company's total revenues in 1995. Revenues from Duke Power Company, Westinghouse Savannah River Company ("WSRC") and Fernald Environmental Restoration Management Company ("FERMCO"), a subsidiary of Fluor Corporation, accounted for approximately 22.6%, 17.4% and 16.1% of the Company's total revenues in 1995, respectively. The loss of business from any of its major customers could have a material adverse effect on the Company.

GOVERNMENT FUNDING AND CONTRACTING

    The Company believes that demand for its waste treatment technologies is directly related to the response of governmental authorities to public concern over the treatment and disposal of radioactive, hazardous, mixed and other wastes. The lessening of public concern in this area or other changes in the political environment could result in a corresponding reduction in demand for the services offered by the

Company. Additionally, efforts to reduce the federal budget deficit could adversely affect the availability and timing of government funding for the cleanup of DOE and other sites at which radioactive and mixed wastes are present.

    The Company's existing government subcontracts can generally be canceled, delayed or modified at the sole option of the government. The Company believes that any future government contracts and subcontracts will be structured similarly. In addition, under the terms of future government contracts and subcontracts, if any, the federal government may be in a position to obtain greater rights with respect to the Company's intellectual property than the Company would grant to other entities. As a result of engaging in the government contracting business, the Company has been and will be subject to audits, and may be subject to investigation, by government agencies. The failure by the Company to comply with the terms of any of its government contracts and subcontracts could result in substantial civil and criminal fines and penalties or the Company's suspension or debarment from future government contracts and subcontracts for a significant period of time. The fines and penalties that could result from noncompliance with appropriate standards and regulations, or the Company's suspension or debarment, could have a material adverse effect on the Company.

DEPENDENCE ON COLLABORATIVE RELATIONSHIPS

    In order to commercialize its vitrification and other waste treatment technologies, the Company has developed several collaborative arrangements, including arrangements with the VSL, Chem-Nuclear and BNFL, and in the future may seek other collaborative arrangements. The Company's future success will likely depend, in part, on the success of its existing collaborative relationships. Collaborative arrangements involve risks that the participating parties may disagree on business decisions and strategies resulting in potential delays, additional costs and risks of litigation. The inability of the Company to successfully maintain existing collaborative relationships or enter into new collaborative arrangements could have a material adverse effect on the Company. See "Business -- Joint Venture and Collaborative Arrangements."

ACCUMULATED DEFICIT

    As of December 31, 1995, the Company had an accumulated deficit of $9.6 million resulting principally from losses generated by operations prior to 1994, certain of which related to a line of business discontinued in 1990. There can be no assurance that in the future the Company will be able to generate sufficient revenues or control operating expenses in order to achieve and sustain profitability. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Results of Operations."

MANAGEMENT OF GROWTH

    The Company is currently experiencing a period of rapid growth, attributable in large part to the expansion of its waste treatment technology operations. This growth has placed and could continue to place a significant strain on the Company's management personnel and other resources. The Company's recent growth, which might accelerate in the event the Company establishes additional collaborative arrangements or joint ventures or undertakes a significant acquisition, has resulted in an increased level of responsibility for the Company's management personnel. The Company's ability to manage growth effectively will require the Company to effectively manage its collaborative arrangements and to continue to improve its operational, management and financial systems and controls and to successfully train, motivate and manage its employees. If the Company's management is unable to manage growth effectively, the Company's results of operations could be materially adversely affected.

    The Company's business strategy includes the expansion of its technologies and services, which may be effected through acquisitions. While there are currently no commitments with respect to any future acquisitions, the Company frequently reviews various acquisition prospects of businesses or technologies complementary to the Company's business and periodically engages in discussions regarding such possible acquisitions or affiliations. Acquisitions involve numerous management, financial, operational and financial market risks. There can be no assurance that any acquisition will result in long-term benefits to the Company or that the Company's management will be able to manage effectively the resulting businesses.

COMPETITION

    The market for the Company's waste treatment technologies is characterized by several large companies and numerous small companies. Any of such companies may possess or develop technologies superior to those of the Company. In addition, the Company competes with companies offering conventional storage and disposal alternatives such as special landfills, deep-well injection, on-site containment in tanks, pits or ponds and incineration and other thermal treatment methods. In its technical support services business, the Company's competitors range from major national and regional environmental service and consulting firms with large environmental remediation staffs to small local firms. Many of the Company's competitors have greater financial, management and marketing resources than the Company. To the extent that competitors offer more cost-effective waste treatment alternatives or offer comparable services at lower prices, the Company's ability to compete effectively could be adversely affected. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

    The Company is highly dependent upon the technical expertise and management experience of Robert E. Prince, President, Chief Executive Officer and a director of the Company. The Company's operations are also dependent on the continued efforts of certain technical personnel which include certain of the Company's senior management as well as certain individuals at the VSL who have developed and are continuing to refine the proprietary vitrification and ion exchange technologies licensed by the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company. Mr. Prince and certain other members of senior management are subject to employment agreements which terminate in January 1998, unless extended; however, there are no "key man" life insurance policies on Mr. Prince, any other members of senior management or any other personnel.

GOVERNMENT REGULATION

    Federal, state and local environmental legislation and regulations require substantial expenditures and impose liabilities for noncompliance. Environmental laws and regulations are, and will continue to be, a principal factor affecting demand for the services offered by the Company. The level of enforcement activities by federal, state and local environmental protection agencies and changes in regulations will also affect demand. In the event and to the extent that the burden of complying with environmental laws and regulations may be eased, particularly those relating to the transportation, treatment, storage or disposal of radioactive, hazardous, mixed or other wastes, the demand for the Company's services could be materially adversely affected.

    The Company and its customers operate in a highly regulated environment. Facilities utilizing the Company's technologies are required to have federal, state and local governmental permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or approvals may adversely affect the operations of the Company and may subject the Company to penalties. In addition, if new environmental legislation or regulations are enacted or existing legislation or regulations are amended or are interpreted or enforced differently, the Company or its customers may be required to obtain additional operating permits or approvals. Any changes in these regulations which increase compliance standards may require the Company to change or improve its waste treatment technologies to meet more stringent regulatory requirements. There can be no assurance that the Company will meet all of the applicable regulatory requirements. See "Business -- Environmental Matters."

POTENTIAL ENVIRONMENTAL LIABILITY AND INSURANCE

    Performance of the Company's services requires exposure of personnel and equipment to radioactive and hazardous materials and conditions. Although the Company is committed to a policy of operating safely and prudently, the Company may be subject to liability claims by employees, customers and third parties. In addition, the Company may be subject to fines, penalties or other liabilities arising from its actions imposed under environmental or safety laws. To date, the Company has been able to obtain liability insurance for the operation of its business. However, there can be no assurance that the Company's existing liability insurance is adequate or that it will be able to be maintained or that all possible claims that may be asserted against the Company will be covered by insurance. A partially or completely uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on the Company.

FLUCTUATIONS IN QUARTERLY RESULTS

    A large component of the Company's technical support services business is outage support for nuclear power plants. As a result, the Company's revenues have historically been subject to significant quarterly fluctuations, affected primarily by the timing of outage support projects at its customers' facilities, which typically occur in the spring and fall when electrical load demand is at its lowest. In addition, the timing of new waste treatment projects, including those pursued jointly with BNFL, the duration of these projects and the form in which these projects are owned and operated will affect period-to-period comparisons of the Company's operating results.

CONTROL BY PRINCIPAL STOCKHOLDERS

    Carlyle will own approximately 16.9% of the outstanding Common Stock and 94.2% of the outstanding shares of the Company's 8% Cumulative Convertible Redeemable Preferred Stock (the "Convertible Preferred Stock"), or an aggregate of 40.6% of the outstanding voting securities of the Company after this offering. In addition, Carlyle has the option to purchase from the Company an additional 1,177,278 shares of the Common Stock at any time prior to January 24, 1999 for $3.75 per share. The terms of the Convertible Preferred Stock provide that the holders thereof, voting as a separate class, have the right to elect a majority of the Company's Board of Directors so long as Carlyle owns shares of capital stock having 20% or more of the votes that may be cast at annual or special meetings of stockholders. The remaining directors shall be elected by the vote of the holders of the Common Stock and Convertible Preferred Stock, voting together as a single class. Carlyle, through its beneficial ownership of the Convertible Preferred Stock, has the unilateral voting power to elect a majority of the Company's Board of Directors and has ultimate control over the management and policies of the Company through its control of the Board of Directors. In addition, Carlyle and National Patent Development Corporation ("National Patent"), which will be the beneficial owner of approximately 15.3% of the outstanding Common Stock after completion of this offering, have entered into a stockholders agreement in which each agreed to vote the shares of stock beneficially owned by them so that a majority of the Company's Board of Directors will be comprised of the Carlyle designees, and the remaining directors will be the Company's president and designees of National Patent. Accordingly, if Carlyle and National Patent vote the shares beneficially owned by them in accordance with the terms of the stockholders agreement, no additional votes are required to elect the Company's Board of Directors. See "Principal and Selling Stockholders" and "Description of Capital Stock."

EFFECT OF CERTAIN OUTSTANDING SECURITIES

    At February 22, 1996, the Company had reserved 9,808,823 shares of Common Stock for issuance upon conversion or exercise of the Convertible Preferred Stock and options issued to Carlyle in 1995, the convertible debenture issued to BNFL in 1995, and options and warrants issued to employees and others. The exercise or conversion prices of these securities are substantially below the current market price for the Company's Common Stock. Investors may experience dilution as a result of shares of Common Stock being issued upon conversion or exercise of these securities. In addition, the Company's income per common share will be significantly affected by their future conversion or exercise or at such time, if ever, as the level of the Company's net income causes any or all of these securities to be included in earnings per share computations. See "Principal and Selling Stockholders," "Description of Capital Stock," and Notes to the Consolidated Financial Statements.

AVAILABILITY OF SKILLED PROFESSIONALS

    The Company's success in providing technical support services to its customers is dependent upon its ability to staff customer projects with skilled technical specialists and experts in a wide range of scientific, engineering, health and safety, data processing and communications disciplines. The Company does not retain all such skilled professionals on a full-time basis but contracts with these individuals on an as-needed basis. The market for skilled professionals in these disciplines is highly competitive and there can be no assurance that the Company will be able to hire these professionals when needed to staff customer projects or that the cost of such labor will not significantly increase.

VOLATILITY OF STOCK PRICE

    There has been a history of volatility in the market prices for securities of technology and other emerging growth companies. In the case of the Company, factors such as the announcements of new contracts or technological developments, status of collaborative arrangements of the Company or its competitors, government regulatory action, patent or proprietary rights developments, changes in recommendations and estimates by security analysts and market conditions in general could have a significant impact on the future market price of the Common Stock. See "Price Range of Common Stock."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby are estimated to be approximately $37.4 million, assuming an offering price of $16.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses ($45.6 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds to expand its waste treatment technology operations, including for working capital, funding of waste treatment technology projects, and research and development . The Company may use a portion of the net proceeds for the acquisition of businesses or technologies complementary to the Company's business, although no such acquisition is being negotiated or planned as of the date of this Prospectus. Pending such uses, the net proceeds are expected to be invested in short-term, investment grade securities.

    The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

    The Common Stock is quoted on the Nasdaq National Market under the symbol DRTK. The following table sets forth, for the periods indicated, the high and low sale prices of the Common Stock (bid prices prior to September 19, 1994, when the Common Stock commenced trading on the Nasdaq National Market). The reported last sale price of the Common Stock on the Nasdaq National Market on March 15, 1996 was $16.

                         PRICE RANGE
                       OF COMMON STOCK
                     --------------------
                       HIGH         LOW
Year Ended December
 31, 1994:
1st Quarter......... $  5         $ 4 1/4
2nd Quarter.........    4 1/2       3 5/8
3rd Quarter.........    4 1/2       2 3/4
4th Quarter.........    4 3/8       3
Year Ended December
 31, 1995:
1st Quarter......... $  5         $ 3 5/8
2nd Quarter.........    6 1/8       4 1/4
3rd Quarter.........    6 1/4       5 3/8
4th Quarter.........   17 7/8       5 1/2
Year Ended December
 31, 1996:
1st Quarter through
 March 15, 1996..... $ 17 7/8     $11 1/4

    As of February 22, 1996, there were 678 holders of record of the Common Stock and the Company estimates that there were approximately 1,700 beneficial holders.

                                DIVIDEND POLICY

    The Company has never declared or paid a cash dividend on its Common Stock and is currently prohibited from paying dividends under its revolving line of credit with its principal lender. The Company will pay dividends on the Convertible Preferred Stock out of funds legally available therefor in accordance with the terms of the Convertible Preferred Stock which require the payment of quarterly dividends of $320,000 or $2.00 per share. The Company may not pay dividends on any of the Common Stock unless the Company has paid all accumulated dividends on all of the outstanding shares of Convertible Preferred Stock. To date, the Company has paid all dividends on all of the outstanding shares of the Convertible Preferred Stock. Except with respect to the dividends on the Convertible Preferred Stock, the Company currently intends to retain earnings primarily for working capital and development of waste treatment technologies and therefore does not anticipate paying any cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the short-term debt and total capitalization of the Company as of December 31, 1995 and as adjusted to reflect the 2,500,000 shares of Common Stock offered by the Company hereby (assuming an offering price of $16.00 per share) pursuant to this offering. See "Use of Proceeds."

                                                                                            AS OF DECEMBER 31,
                                                                                                   1995
                                                                                          ----------------------
                                                                                              (IN THOUSANDS)

                                                                                           ACTUAL    AS ADJUSTED
Current maturities of long-term debt....................................................  $     471   $     471
                                                                                          ---------  -----------
                                                                                          ---------  -----------
Long-term debt..........................................................................  $      36   $      36
                                                                                          ---------  -----------
Convertible debenture...................................................................     10,087      10,087
                                                                                          ---------  -----------
8% Cumulative Convertible Redeemable Preferred Stock - $.01 par value; 160,000 shares
 authorized, issued and outstanding (liquidation value $16,320,000).....................     14,609      14,609
                                                                                          ---------  -----------
Stockholders' equity:
  Preferred Stock - $.01 par value; authorized 4,840,000 shares; none issued............         --          --
  Common Stock - $.01 par value, authorized 35,000,000 shares; 9,475,878 shares issued;
   11,975,878 shares issued, as adjusted (1)............................................         95         120
Capital in excess of par value..........................................................     18,913      56,288
Deficit.................................................................................     (9,579)     (9,579)
Treasury stock, 70,458 shares, at cost..................................................       (172)       (172)
                                                                                          ---------  -----------
      Total stockholders' equity........................................................      9,257      46,657
                                                                                          ---------  -----------
      Total capitalization..............................................................  $  33,989   $  71,389
                                                                                          ---------  -----------
                                                                                          ---------  -----------

------------------------
(1) At December 31, 1995, the Company had reserved 9,909,706 shares of Common Stock for issuance upon conversion or exercise of the Convertible Preferred Stock and options issued to Carlyle in 1995, the convertible debenture issued to BNFL in 1995, and options and warrants issued to employees and others. See Notes 10, 11 and 12 of Notes to the Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below for, and as of and for each of the years in the five-year period ended December 31, 1995, have been derived from the consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and with the Company's Consolidated Financial Statements including notes thereto.

                                                                               YEARS ENDED DECEMBER 31,
                                                                 -----------------------------------------------------
                                                                   1991       1992       1993       1994       1995
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues.....................................................  $  32,820  $  38,772  $  33,505  $  35,968  $  40,418
  Cost of revenues.............................................     27,583     32,674     28,609     28,857     32,220
                                                                 ---------  ---------  ---------  ---------  ---------
  Gross profit.................................................      5,237      6,098      4,896      7,111      8,198
  Selling, general and administrative expenses.................      6,280      5,616      5,738      5,926      5,876
                                                                 ---------  ---------  ---------  ---------  ---------
  Income (loss) from operations................................     (1,043)       482       (842)     1,185      2,322
  Interest income (expense), net...............................       (517)      (406)      (372)      (595)        57
                                                                 ---------  ---------  ---------  ---------  ---------
  Income (loss) before income taxes and proportionate share of
   loss of joint venture.......................................     (1,560)        76     (1,214)       590      2,379
  Income taxes.................................................         --        (50)       (73)       (12)      (101)
                                                                 ---------  ---------  ---------  ---------  ---------
  Income (loss) before proportionate share of loss of joint
   venture.....................................................     (1,560)        26     (1,287)       578      2,278
  Proportionate share of loss of joint venture.................         --         --         --       (321)      (824)
                                                                 ---------  ---------  ---------  ---------  ---------
  Net income (loss)............................................     (1,560)        26     (1,287)       257      1,454
  Preferred stock dividends and charges for accretion..........         --         --         --         --     (1,394)
                                                                 ---------  ---------  ---------  ---------  ---------
  Net income (loss) attributable to common stockholders........  $  (1,560) $      26  $  (1,287) $     257  $      60
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------
  Net income (loss) per share..................................  $   (0.21) $    0.00  $   (0.16) $    0.03  $    0.01
  Weighted average common shares outstanding...................      7,360      7,388      7,936      8,656      8,820


                                                                                  AS OF DECEMBER 31,
                                                                 -----------------------------------------------------
                                                                   1991       1992       1993       1994       1995
BALANCE SHEET DATA:
  Working capital (deficit)....................................  $     916  $   1,265  $    (127) $     (78) $  24,114
  Total assets.................................................      9,350     13,127     12,754     19,200     38,660
  Long-term debt and convertible debenture.....................      1,418        123        288        502     10,123
  Redeemable convertible preferred stock.......................         --         --         --         --     14,609
  Stockholders' equity.........................................      2,796      4,529      6,159      6,933      9,257

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

    GTS Duratek has historically derived substantially all of its revenues from technical support services to government agencies, electric utilities, industrial facilities and commercial businesses. Technical support services are generally provided pursuant to multi-year time-and-materials contracts. Revenues are recognized as costs are incurred according to predetermined rates. The contract costs primarily include direct labor, materials and the indirect costs related to contract performance.

    Historically, the Company's waste treatment revenues have been generated from projects in which the Company acts as a subcontractor for the DOE pursuant to fixed-price and cost-plus-fixed-fee contracts. The Company began to offer vitrification services for wastes from the DOE's Fernald Environmental Management Project in 1991 and began to operate its first field-based DuraMelter-TM- at Fernald in 1993. Substantially all of the Company's waste treatment revenues during 1993 and 1994 were derived from the Fernald project and during 1995 were derived from the DOE's Savannah River M-Area project. Revenues from these projects are recognized on the percentage-of-completion method as costs are incurred as measured by the cost-to-cost method. See "Business -- Status of Current and Potential Waste Treatment Projects" and Note 2 of Notes to Consolidated Financial Statements.

    The Company to date has generated minimal revenues from waste treatment projects for commercial customers. Revenues from the operations of commercial waste treatment facilities will be recognized as waste is processed. The Company's current commercial waste treatment projects are the DuraChem joint venture with Chem-Nuclear ("DuraChem") and DuraTherm, Inc. ("DuraTherm"), which owns the San Leon, Texas thermal desorption facility. Income or loss from the Company's 45% share in the DuraChem joint venture will be recorded by the Company on the equity method. DuraTherm is expected to commence commercial operations in the second quarter of 1996. The Company consolidates the results of DuraTherm adjusting for the 20% minority interest in consolidation. The timing of new waste treatment projects, including those pursued jointly with BNFL, the duration of these projects, and the form in which these projects are owned and operated will affect period-to-period comparisons of the Company's operating results. See "Business -- Status of Current and Potential Waste Treatment Projects."

    Pursuant to the terms of the Company's strategic alliance with BNFL, the Company will receive a $1.0 million teaming fee each time that BNFL and the Company agree to jointly pursue a major DOE waste treatment project, up to a maximum of five projects. The Company reached agreements to pursue the first two projects in November 1995 and February 1996 and recognized as revenue the $1.0 million fees in the fourth quarter of 1995 and the first quarter of 1996, respectively. The Company is unable to predict the timing of recognition of future teaming fees, if any. In addition, BNFL will provide the Company with research and development funding of $500,000 annually for five years, which will be used to offset certain of the Company's research and development expenses.

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    Revenues increased by $4.4 million or 12.4%, from $36.0 million in 1994 to $40.4 million in 1995. The increase was primarily the result of an increase in revenues from waste treatment projects, which were $6.7 million in 1994 and $11.1 million in 1995. The most significant of the waste treatment projects is the Savannah River M-Area project. Under this three-year, $14.1 million contract, the Company has constructed a vitrification facility at the Savannah River site in South Carolina to convert approximately 90,000 cubic feet of mixed waste to stable glass. Revenues from this contract were $2.3 million in 1994 and $6.1 million in 1995. Revenues in 1995 also include a $1.0 million teaming fee received from BNFL in exchange for the Company's agreement to exclusively team with BNFL on a DOE waste treatment project in Hanford, Washington. Revenues from technical support services were $29.3 million in 1994 and $29.3 million in 1995.

    Gross profit increased by $1.1 million or 15.3%, from $7.1 million in 1994 to $8.2 million in 1995. The teaming fee from BNFL represented approximately $1.0 million of the increase. As a percentage of revenues, gross profit increased from 19.8% in 1994 to 20.3% in 1995. Gross profits from waste treatment projects were lower in 1995 as compared to 1994 principally as a result of project mix and modifications to the estimated costs to complete the Savannah River M-Area project. The estimated cost to complete the Savannah River M-Area project was increased due to the Company's decision to make additional investments in the on-site facility to better position the Company to handle additional waste streams at that site. Gross profits from technical support services were $4.0 million in 1994 and $4.1 million in 1995.

    Selling, general and administrative expenses declined by $50,000 or 0.8%, from 1994 to 1995. As a percentage of revenues, selling, general and administrative expenses declined from 16.5% in 1994 to 14.5% in 1995. The decline was principally the result of higher utilization of the Company's engineering staff on waste treatment projects and joint ventures, as well as increased revenues without a corresponding increase in administrative overhead.

    In 1994, the Company had net interest expense of $595,000 compared to net interest income of $57,000 in 1995. In January 1995, the Company issued $16.0 million of Convertible Preferred Stock, the net proceeds of which were utilized to repay outstanding short-term borrowings with the balance being invested in short-term investment grade securities.

    Income tax expense was $12,000 in 1994 compared to $101,000 in 1995. Utilization of net operating loss carryforwards in 1994 and 1995 resulted in no federal income taxes other than alternative minimum tax. The 1994 and 1995 state income tax amounts relate to income taxes payable to states which do not recognize net operating loss carryforwards. At December 31, 1995, the Company has a net operating loss carryforward of approximately $2.2 million of which approximately $1.1 million resulted from the exercise by employees of the Company of non-qualified stock options in 1995. Accordingly, utilization of this $1.1 million of the net operating loss carryforward will result in a credit to capital in excess of par.

    The Company's proportionate share in the loss of its 50% owned joint venture, Vitritek Environmental, Inc. ("Vitritek"), increased from $321,000 in 1994 to $824,000 in 1995. Vitritek's 1995 loss was the result of limited business activity, as well as a $1.2 million write-off of Vitritek's intangible assets related to asbestos vitrification technology rights. In 1995, management of Vitritek concluded that the market for asbestos vitrification would not develop quickly enough to generate the cash flows necessary to recover the intangible assets acquired by Vitritek in 1993.

    Net income increased by $1.2 million or approximately 465% from $257,000 in 1994 to $1.5 million in 1995. The increase resulted from higher revenues from waste treatment projects, the receipt of the BNFL $1.0 million teaming fee and lower interest expense offset by the higher loss resulting from the write-off of intangible assets realized from the Vitritek joint venture.

  YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    Revenues increased by $2.5 million or 7.4%, from $33.5 million in 1993 to $36.0 million in 1994. The increase was primarily a result of revenues recognized on the Company's waste treatment projects, which were $3.7 million in 1993 and $6.7 million in 1994, particularly the Savannah River M-Area project which commenced in 1994. Revenues from technical support services declined from $29.8 million in 1993 to $29.3 million in 1994.

    Gross profit increased by $2.2 million or 45.2%, from $4.9 million in 1993 to $7.1 million in 1994. As a percentage of revenues, gross profit increased from 14.6% in 1993 to 19.8% in 1994. The increase primarily resulted from gross profits achieved on waste treatment projects which generally have a higher gross profit margin than technical support services. Gross profits from technical support services were $3.7 million in 1993 and $4.0 million in 1994.

    Selling, general and administrative expenses increased by $188,000 or 3.3%, from $5.7 million in 1993 to $5.9 million in 1994. As a percentage of revenues, selling, general and administrative expenses declined from 17.1% in 1993 to 16.5% in 1994. This decline was principally the result of higher utilization of the Company's engineering staff on waste treatment projects and joint ventures.

    Net interest expense increased from $372,000 in 1993 to $595,000 in 1994. The $223,000 increase was primarily the result of higher short-term borrowings on the Company's line of credit and higher interest rates.

    Income tax expense was $73,000 in 1993 compared to $12,000 in 1994. The 1993 and 1994 income tax amounts relate to state income taxes payable.

    The Company's 50% owned joint venture, Vitritek, began operations in 1994. The Company's proportionate share in the loss of Vitritek was $321,000. Vitritek's 1994 loss was the result of the entity's startup costs and limited business activity.

    In 1993, the Company had a net loss of $1.3 million compared to net income of $257,000 in 1994. The improvement in earnings resulted primarily from higher revenues from waste treatment projects.

LIQUIDITY AND CAPITAL RESOURCES

    During 1995, the Company completed two significant capital transactions, which provided net proceeds of approximately $24.5 million. In January 1995, the Company issued to Carlyle for $16.0 million, 160,000 shares of Convertible Preferred Stock and an option to purchase an additional 1,250,000 shares of Common Stock, at any time prior to January 24, 1999 for $3.75 per share. Proceeds to the Company, net of offering expenses, were $14.7 million. In November 1995, the Company issued to BNFL a $10.0 million convertible debenture, which accrues interest at the one-year London Interbank Offered Rate (LIBOR) for a period of five years, for $9.8 million, net of debt issue cost. In addition, the Company generated $2.0 million upon the exercise of stock options and warrants held by employees and others. The Company used certain of the proceeds from these transactions to retire short-term borrowings of $7.6 million with the balance being used for working capital needs and to further the Company's waste treatment technologies through acquisitions, joint ventures and strategic alliances.

    During 1995, the Company invested approximately $4.5 million in property, plant and equipment, the DuraChem joint venture and an acquisition. The investments in property, plant and equipment and DuraChem related principally to the construction of DuraMelters-TM- and related components. In November 1995, the Company acquired 80% of the outstanding capital stock of DuraTherm, formerly Bird Environmental Gulf Coast, Inc. ("BEGCI"), a company which operates a RCRA Part B-permitted waste facility using thermal desorption technology in San Leon, Texas. The Company purchased its interest in DuraTherm for one dollar and incurred approximately $260,000 of transaction costs. In connection with the acquisition, the Company agreed to invest up to $5.1 million in DuraTherm (of which up to $2.7 million is for capital improvements and up to $2.4 million is for working capital) in exchange for preferred stock of DuraTherm. The Company presently expects to invest in the aggregate approximately $6.4 million in property, plant and equipment, DuraTherm and the DuraChem joint venture during 1996.

    During 1995, the Company used $847,000 of cash flows for operating activities. Cash flows from operations were primarily impacted by the $4.0 million increase in accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts. Of the $17.0 million in accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts at December 31, 1995, $10.5 million relates to contracts with two DOE contractors which are expected to be collected in 1996. The Company has a backlog of orders of approximately $48.0 million at December 31, 1995, of which approximately $23.0 million is expected to be completed in 1996.

    The Company has a revolving line of credit agreement with a bank providing for borrowings up to $7.0 million based upon eligible amounts of accounts receivable, as defined in the agreement. Borrowings outstanding under the agreement are due on demand and bear interest at the bank's prime interest rate plus 1% (9.25% as of March 14, 1996). At December 31, 1995, no borrowings were outstanding and the Company had available borrowings of $5.9 million.

    The Company believes cash flows from operations, cash resources available at December 31, 1995, the net proceeds of this offering and, if necessary, borrowings available under the bank line of credit will be sufficient to fund currently planned capital improvements and meet its operating needs, including the quarterly preferred dividend requirement of $320,000.

SEASONALITY

    Seasonality generally does not affect the Company's waste treatment technology operations; however, it does have an effect on the Company's technical support services business. A large component of the Company's staff augmentation business is devoted to nuclear power plant outage support. The seasonal nature of this work is caused by utilities' desire to schedule their nuclear unit refueling and maintenance outages during spring and fall when, due to moderate temperatures, electrical load demand is lowest. In addition, a significant portion of the Company's computer and communications consulting services client base is in the federal, state and local government sectors. Funding appropriations for many of these clients' projects are coordinated with the government's fiscal years which causes some seasonal impact on this business. In contrast to the outage support business, demand for computer and communications consulting services typically peaks in winter and summer months.

ACCOUNTING MATTERS

    The  Company  will  adopt  the  provisions  of  the  Statement  of Financial
Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" and SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996. Adoption of SFAS No. 121 is not expected to have a material impact on the Company's financial position or results of operations for 1996. Beginning in 1996, the Company expects to present information required by SFAS No. 123 with respect to stock compensation on a pro forma basis and will continue to measure stock compensation based upon the guidance provided in Accounting Principles Board Opinion No. 25.

                                    BUSINESS

OVERVIEW

    GTS Duratek provides waste treatment solutions for radioactive, hazardous, mixed and other wastes. The Company's strategy is (i) to provide the low cost solution to process contaminated waste streams, (ii) to combine its proprietary technologies and technical support services to provide full-service waste treatment, and (iii) to team, where appropriate, with other companies with complementary expertise to advance GTS Duratek's treatment solutions within its target markets and into new markets. The Company's vitrification, thermal desorption and ion exchange technologies convert waste to stable forms for storage or disposal while achieving significant volume reduction. Accordingly, the Company believes its customers benefit from significant cost savings as compared to other commercially-available alternatives. To implement its waste treatment technologies and provide related technical support services, the Company has a staff of highly skilled personnel with significant environmental services experience.

    The Company's targeted markets are the former nuclear weapon production sites administered by the DOE, commercial radioactive waste generators and selected hazardous and other waste generators. In THE 1995 BASELINE
ENVIRONMENTAL MANAGEMENT REPORT, the DOE estimates that the cleanup of the nuclear wastes at the U.S. facilities under its management will take at least 75 years and cost $230 billion. The Company estimates that $400 million per year will be spent worldwide on storage and disposal of commercial low-level radioactive waste. The Company believes it is well positioned to compete in these markets because it has processed or currently has contracts to process waste at two DOE sites and two commercial waste sites.

    In serving these markets, the Company has achieved the following milestones:
(i) the first  to vitrify low-level  radioactive waste at  a DOE site  (Fernald,
Ohio); (ii) the award and construction of the first commercial-scale vitrification project for low-level radioactive waste at a DOE site (Savannah River M-Area Project); (iii) the successful conversion of commercial nuclear power plant radioactive waste into glass and the construction of a commercial-scale vitrification facility in Barnwell, South Carolina; and (iv) the selection to design and build a vitrification system for radon-containing sludge at the DOE's K-65 silos at Fernald, Ohio.

    The Company's waste treatment technologies include vitrification, thermal desorption and ion exchange and can be used independently or in tandem to solve the waste disposal or storage problems of its customers. The Company's vitrification technology converts waste to environmentally stable, leach-resistant glass through a patented high-temperature melter system, known as a DuraMelter-TM-. The thermal desorption and ion exchange technologies are used by the Company to treat petrochemical and liquid radioactive waste streams, respectively, and can be used to separate the waste streams into components that can either be safely stored, recycled or used as additives in the vitrification of other waste streams. The Company's ability to integrate its waste treatment technologies enables it to handle a diversity of waste streams in a cost-effective manner.

    The Company has over 450 engineers, consultants and technicians who support and complement its waste treatment and stabilization services and also provides highly specialized technical support services for the Company's customers. The technical support services provide a consistent source of revenue and the complementary expertise for the Company to expand and diversify its waste treatment technologies. The services provided by the Company include staff augmentation and outage support, principally to assist nuclear power plants during regular maintenance shutdowns, environmental and computer consulting and environmental safety training. Having these technical resources available has enabled the Company to move its technologies from bench-scale laboratory testing to field operations and commercial application more rapidly and to handle larger scope waste cleanup projects.

MARKET OVERVIEW

    The  primary markets for the Company's waste treatment technologies include:
(i) the former nuclear weapon production sites administered by the DOE, (ii) commercial radioactive waste generators and (iii) selected hazardous and other waste generators. The following is a summary of the types of wastes that are generated by these entities which require treatment, remediation, storage or disposal:

  RADIOACTIVE WASTE

    Radioactive waste, which is generated either by government facilities (usually DOE weapons facilities) or by private sector commercial enterprises such as nuclear power plants, medical laboratories and university and industrial research and development facilities, is categorized as either high-level radioactive waste or low-level radioactive waste. High-level radioactive waste is primarily comprised of spent nuclear fuel rods from nuclear reactors and highly radioactive waste generated by the processing of nuclear materials for weapons production. Low-level radioactive waste generally consists of ordinary materials that have become contaminated due to their proximity to more potent radioactive material. According to the DRAFT WASTE MANAGEMENT PROGRAMMATIC ENVIRONMENTAL IMPACT STATEMENT, the DOE estimates that there are approximately
52.4 million cubic feet of low-level radioactive waste stored throughout the United States at DOE facilities (not including mixed waste), and approximately
14.1 million cubic feet of high-level radioactive waste. In THE 1995 BASELINE ENVIRONMENTAL MANAGEMENT REPORT, the DOE estimates that the cleanup of the nuclear wastes at the U.S. facilities under its management will take at least 75 years and cost $230 billion.

    For the commercial low-level radioactive waste market, the Company estimates that $400 million per year will be spent worldwide on storage and disposal. The demand for the treatment and disposal of commercially-generated low-level radioactive waste has been created by the limited number of available low-level radioactive waste disposal sites. GTS Duratek's DuraChem facility is adjacent to Barnwell, which the Company believes is a strategic advantage since Barnwell is one of the few facilities permitted to receive commercially-generated low-level radioactive waste.

  MIXED WASTE

    Mixed waste is radioactive waste intermingled with hazardous materials. The cleanup of this waste is a high priority for the federal government, because it falls directly under the mandate of the Federal Facility Compliance Act which requires meeting waste cleanup targets by specified dates. Mixed waste poses certain cleanup difficulties since the radioactive and hazardous components are governed by separate sets of administrative rules and regulations and companies handling such waste must comply with both sets of rules and regulations. The radioactive component is governed by the Atomic Energy Act of 1954 ("AEA") and is regulated by the DOE for waste at DOE facilities and by the Nuclear Regulatory Commission ("NRC") for commercially-generated waste. The hazardous waste component is governed by RCRA and is regulated by the EPA and by the laws of individual states.

    The  following  table  illustrates  estimated   volume  in  cubic  feet   of
radioactive waste at major DOE sites according to the DRAFT WASTE PROGRAMMATIC ENVIRONMENTAL IMPACT STATEMENT (AUGUST 1995).

                     CURRENT INVENTORY OF RADIOACTIVE WASTE
                               AT MAJOR DOE SITES
                         (CUBIC FEET IN THOUSANDS) (1)

                                                        LOW-LEVEL WASTE   MIXED WASTE   HIGH-LEVEL WASTE
Savannah River Site...................................        18,008             706            4,481
Oak Ridge Reservation.................................         8,828           2,083                0
Los Alamos National Laboratory........................         5,296             106                0
Idaho National Engineering Laboratory.................         3,884           1,236              403
Hanford Site..........................................         3,107           1,271            9,138
All other DOE Sites...................................        13,277           2,578               56
                                                              ------           -----           ------
Total All DOE Sites...................................        52,400           7,980           14,078
                                                              ------           -----           ------
                                                              ------           -----           ------

------------------------
(1) Represents currently stored inventory plus 20 year projected volume.

  HAZARDOUS AND OTHER WASTE

    Hazardous waste is waste that is classified as hazardous under the Resource Conservation and Recovery Act of 1976, as amended ("RCRA") or the Toxic Substances Control Act ("TSCA"). Based on data obtained from the United States Environmental Protection Agency ("EPA"), it is estimated that more than 258 million tons of hazardous waste, as classified under RCRA or TSCA, was generated in the United States in 1993. Other wastes that the Company has targeted or may target for processing using its waste treatment technologies include petrochemical waste, asbestos and laboratory and medical waste.

PROPRIETARY WASTE TREATMENT TECHNOLOGIES

    The Company has developed several waste treatment technologies for use on a variety of radioactive, hazardous, mixed and other waste streams. The Company's existing waste treatment technologies include vitrification, thermal desorption and ion exchange and can be used independently or in tandem to solve the waste disposal or storage problems of its customers. The following is a brief summary of the Company's waste treatment technologies.

  VITRIFICATION

    GTS Duratek's vitrification technology involves combining radioactive, hazardous, mixed and other waste with glass-forming additives in a high temperature melter, known as a DuraMelter-TM-, that reaches temperatures of 1150 DEG.C to 1450 DEG.C (or 2100 DEG.F to 2640 DEG.F). The high temperatures of the DuraMelter-TM- cause the waste and any additives, to form a molten liquid that becomes solid glass as it cools. As the molten liquid cools, the radioactive or hazardous atoms become chemically bonded in the molecular structure of the glass for long-term storage or disposal, thereby virtually eliminating contamination of the environment. For certain waste streams, the Company's vitrification technology can achieve volume reductions of up to 97%.

    The principal advantages of the Company's vitrification technology compared to conventional methods are that it (i) provides a safe, stable and long-term means of storing wastes and (ii) results in significant cost savings over the waste life-cycle (i.e., the cycle from waste generation through permanent storage or disposal) due to the considerable volume reduction that is achieved. The Company estimates that for certain wastes the total handling and disposal costs could be 50% lower than conventional landfill methods, even when considering the capital costs of the DuraMelter-TM-. For certain forms of non-radioactive waste, there is no storage or disposal cost because the vitrification process eliminates the contaminants and the resulting glass can be recycled.

    The DuraMelter-TM- is a proprietary melter system within a refractory-lined cavity incorporating submerged electrodes which heat up the materials within the cavity. Contaminated waste materials are deposited onto a melt surface in either a liquid (slurry) or a solid form. Glass forming additives are also introduced into the system and the amount of such additives is dependent upon the characteristics of the waste stream. As the electrodes in the DuraMelter-TM-raise the temperature above 600 DEG.C, the waste and additive mixture becomes electrically conductive. Resistance to the passage of electricity through the mixture causes further heating and maintains the waste and additive mixture in a molten state. This process is known as "joule heating" and typically requires temperatures of about 1150 DEG.C. Within the DuraMelter-TM-, water evaporates and organic substances are oxidized forming simple gases which are channeled into the patented off-gas treatment system. The inorganic radioactive or hazardous substances in the waste are dissolved into the molten glass mixture. The molten glass exits through a side opening near the floor of the melting cavity and, depending upon the characteristics of the waste stream, is either discharged in bulk or directed into the proprietary GTS Duratek gem machine where it forms into beads, 1 to 2 centimeters in diameter, for long-term storage. As the beads of molten mixture cool, the inorganic radioactive or hazardous substances become chemically bonded or "locked" into the molecular structure of the glass.

    DuraMelters-TM- range in size from small bench-scale units used for testing and characterization of waste streams to commercial sized melters designed for large waste treatment and remediation projects. Currently, the Company's largest commercial operating DuraMelters-TM- can process up to approximately 400 cubic feet of waste per day. The design of the DuraMelter-TM- can be modified depending upon the characteristics of the waste stream to be processed. To process waste streams that have a higher content of soil or sand, the Company has designed a DuraMelter-TM- with higher temperature capability (up to 1450 DEG.C or 2640 DEG.F). To process waste streams that include a high content of corrosive elements such as sulfates, phosphates, lead and nitrates, the Company has designed a DuraMelter-TM- with multiple waste chambers to protect the electrodes from the corrosiveness of the waste stream.

  THERMAL DESORPTION TECHNOLOGY

    The Company's thermal desorption technology separates hazardous wastes into more stable waste components that can either be safely stored, recycled or used as additives in the processing of other waste streams. The overall result is a reduction in the costs of treating and disposing of such wastes. In this process, hydrocarbon sludges and cakes are placed in a thermal desorber which utilizes temperatures in excess of 635 DEG.C (or 1175 DEG.F) to separate the waste into four components. The components include solids which meet universal treatment standards land disposal restrictions, water amenable to low-cost conventional waste water treatment or deep well disposal, reusable oil and noncondensable gases. The Company's thermal desorption technology will initially be used at its DuraTherm facility in San Leon, Texas for the processing of high solid content petroleum refinery and petrochemical manufacturing wastes. The high temperature thermal desorption process is protected by three patents exclusively licensed by the Company. See "Business -- Status of Current and Potential Waste Treatment Projects -- DuraTherm Facility in San Leon, Texas."

  ION EXCHANGE

    The Company manufactures and supplies highly specialized waste water purification systems and patented ion exchange media, known as DURASIL-Registered Trademark-, for commercial nuclear power plants, DOE facilities and industrial clients. DURASIL-Registered Trademark- is formulated to separate specific contaminants from liquid waste streams thereby allowing radioactive and hazardous ions to be removed and separated into their respective species. Since radioactive and hazardous materials are regulated by two different government agencies, this ability to separate mixed waste greatly simplifies its disposal. DURASIL-Registered Trademark- also has physical characteristics that enable it to endure extreme waste water processing conditions. It is mechanically stable and nonflammable, does not shrink or swell, is virtually immune to radiation damage and has no effect on the pH of the waste stream. The Company has developed different
DURASIL-Registered Trademark- ion exchange media depending on the characteristics of the liquid waste stream. To complement its line of DURASIL-Registered Trademark- ion exchange media, the Company also developed the DURA C-TM- line of activated carbons which are high capacity, specialty filtration media designed for treatment of water containing mixed waste.

    The Company utilizes its proprietary ion exchange technology and its abilities in designing and implementing waste water treatment systems to solve the liquid waste treatment and disposal problems of its customers. At the DOE site in Fernald, Ohio, the Company studied liquid samples from waste streams and conducted bench-scale evaluations of its DURASIL-Registered Trademark- and other nonproprietary ion exchange media in conjunction with various other treatment methods. After successful completion of the first phase of the project, the Company was awarded the second phase in which it designed, constructed and operated a demonstration unit on site at Fernald. In addition, the Company designed, constructed and operated a waste water treatment system for mixed waste for Martin Marrieta Energy Systems, Inc. at its Oak Ridge Facility and designed and built three waste water cleanup systems for the Taiwan Power Company's Kuosheng Nuclear Power Plant. In February 1995, the Company was awarded an $800,000 subcontract by WSRC to provide ion exchange water treatment services at the DOE's Savannah River site.

  INTEGRATED APPROACH TO WASTE TREATMENT

    The Company believes that its ability to integrate its waste treatment technologies gives it a competitive advantage by enabling it to handle a diversity of waste streams in a cost-effective manner. The Company has the ability to use its thermal desorption and ion exchange technologies to "pre-treat" the waste stream, separating it into components that can either be safely stored using cost-effective conventional methods, recycled or used as additives in the processing of other waste streams. For example, the Company utilizes its ion exchange technology on liquid waste streams to separate the water from the radioactive or hazardous contaminants before further treatment of the waste in a DuraMelter-TM-. In thermal desorption, one of the byproducts of the process is a powdery residue that has good glass-making qualities and may be able to be used as an additive in the vitrification of other waste streams.

    As part of its integrated strategy, the Company provides important ancillary services in support of its technologies. In the pre-treatment or "upstream" phase of a waste treatment project, the Company provides waste characterization analyses. In addition, the Company can create and implement environmental safety and health plans and other training programs for personnel at the waste treatment site. Following the pre-treatment phase, the Company provides a variety of "in-stream" and post-treatment services. The Company provides radiation monitoring and technical and operational personnel during the processing of the waste and is involved in the decontamination and cleanup of the facilities following the waste treatment operations. This integrated approach has been essential in the Company's cleanup of low-level radioactive wastes at the DOE's Savannah River site. In addition to designing, constructing and operating the DuraMelter-TM- to vitrify the DOE's waste on site, the Company's technical personnel are providing additional technical support services. By having these technical resources available, the Company has been able to move its technologies from bench-scale laboratory testing to field operations and commercial application more rapidly and to handle larger scope waste cleanup projects.

STATUS OF CURRENT AND POTENTIAL WASTE TREATMENT PROJECTS

    The Company has completed, is currently involved in or is bidding on several vitrification projects for the DOE through subcontracts with DOE site managers and in the application of its waste treatment technologies to the commercially-generated low-level radioactive waste and hazardous waste markets. The following is a summary of the status of several of the Company's major waste treatment projects.

  SAVANNAH RIVER M-AREA PROJECT

    The  DOE's Savannah River site near  Aiken, South Carolina has approximately
18.7 million cubic feet in total currently stored inventory and twenty years' projected volume of low-level radioactive and mixed wastes. This represents about 31% of all of such wastes throughout the DOE weapons facilities. The Savannah River site is the largest single repository of low-level radioactive and mixed wastes among all DOE sites.

    In November 1993, the Company was awarded a subcontract by the site management and operations contractor, WSRC, to vitrify 90,000 cubic feet of low-level mixed waste sludge stored in the M-Area tanks at Savannah River. GTS Duratek's subcontract represents only 0.5% of the total mixed waste inventoried and projected to be generated at Savannah River. The Company's obligations under this subcontract entail vitrifying the waste and performing ancillary services related to the handling of the waste, including removal of the radioactive sludges from the storage tanks, cleanup and decontamination of the storage tanks and placement of the containers of the glass waste in a secure storage area. The project is expected to take approximately three years to complete.

    Construction of the melter began in July 1995 and was completed on January 10, 1996. The Company designed and constructed the DuraMelter-TM- and will serve as the operator. WSRC began an operational readiness assessment of the facility in January 1996 which will allow the Company to begin operation of the DuraMelter-TM- upon completion of a short testing period using non-radioactive, simulated waste material. The M-Area contract represents the first "privatization" type contract entered into by the DOE for waste cleanup at its facilities. Pursuant to this contract, the Company will own and operate the DuraMelter-TM- under its subcontract with WSRC. The Company believes that the DOE will enter into more of these privatization arrangements with commercial vendors and that the Company's contract at Savannah River has been extensively used as a model for contemplated future privatized DOE waste cleanup projects.

  FERNALD MAWS PROJECT

    The Company's  first vitrification  project, which  began in  1991, was  the
Minimum Additive Waste Stabilization ("MAWS") project at the DOE's Fernald Environmental Management Project near Cincinnati, Ohio under a subcontract with Argonne National Laboratories. The MAWS project involved the Company's demonstration of minimum additive waste vitrification, or blending waste streams of varying chemical and physical characteristics in a melter and exploiting the natural glass-forming properties of each component waste. The Company believes that the application of the MAWS concept to future waste treatment projects will result in much lower operating costs and achieve significant volume reduction by producing glass that is almost entirely composed of waste materials. GTS Duratek designed, constructed and operated a DuraMelter-TM- vitrification facility at Fernald and began processing simulated wastes in September 1993 and actual Fernald mixed radioactive wastes in July 1994 in accordance with its subcontract with Argonne National Laboratories. Through the MAWS project, the Company became the first in the country to process mixed waste at a DOE facility. Through MAWS and an additional related project, the Company gained extensive knowledge of waste streams at the DOE's facilities, which the Company believes provides it with a competitive advantage in procuring future subcontracts for DOE projects.

  FERNALD K-65 PROJECT

    In September 1994, FERMCO awarded the Company a subcontract to design a DuraMelter-TM- to vitrify the sludge in the K-65 silos at Fernald. The sludge in the K-65 silos contains substantial amounts of radon, lead, nickel, phosphates, nitrates and sulfates.

    The initial K-65 subcontract called for the Company to provide a pilot-scale melter and associated gem machine capable of processing up to three tons per day of the K-65 silo waste. With GTS Duratek's assistance, FERMCO began assembly of the DuraMelter-TM- at Fernald in July 1995 and completed construction at the end of 1995. The Company is advising FERMCO during construction tests and will provide consulting support for the startup of the melter. FERMCO, the site environmental restoration management contractor, will own and operate the DuraMelter-TM-. Although the Company has substantially completed its obligations under the initial subcontract for the pilot-scale melter, the unit will process only a small fraction of the radioactive waste contained in the K-65 silos at Fernald. FERMCO recently awarded the Company a new subcontract to develop the process chemistry for the operation of a pilot-scale vitrification system.
FERMCO plans to build a vitrification system five times the size of the pilot-scale vitrification system for the cleanup of the K-65 waste and has issued an expression of interest to identify companies, like GTS Duratek, capable of designing and constructing such a vitrification system.

  HANFORD TANK WASTE REMEDIATION SYSTEM PROJECT

    The Hanford, Washington site is the single largest DOE facility and contains the largest amount of high-level radioactive waste in the United States. Hanford contains approximately 61 million gallons of high-level radioactive waste and spent nuclear fuel which is contained in 177 underground storage tanks. The DOE has recently released a request for proposals ("RFP") for the cleanup of this waste. According to estimates prepared by the DOE, the cleanup project at Hanford could take at least 20 years and cost over $40 billion. Under a tri-party agreement among the DOE, the EPA and the Washington State Department of Ecology, vitrification has been selected as the preferred method to stabilize the contaminated wastes at Hanford.

    The final RFP for Phase I of the project was released in February 1996 with the DOE expected to award contracts for Phase I around August 1996. According to the RFP, the first part of Phase I involves a 16 month developmental period to establish technical and operational elements of the privatized facilities. The second part of Phase I involves parallel vitrification test demonstrations that will treat about 6% to 13% of the Hanford tank waste by the year 2004. The RFP indicates that the DOE will select at least two contractor teams to perform the Phase I vitrification tests. Each team will be responsible for vitrifying between one and two million gallons of the Hanford waste with one team vitrifying both high-level and low-level radioactive wastes and the other team storing high-level radioactive wastes and vitrifying low-level radioactive wastes. The Phase I portion of the project will conclude with a decontamination and decommissioning of the cleaned tanks, followed by RCRA closure and site decontamination, all of which is expected to last an additional two years. Phase II of the cleanup of the Hanford tank waste is not expected to start until 2004. The Company has agreed to jointly pursue the Hanford project with BNFL. See "Business -- Joint Venture and Collaborative Arrangements -- BNFL."

  IDAHO ADVANCED MIXED WASTE TREATMENT PROJECT

    The Company and BNFL have also recently agreed to exclusively team on the DOE's advanced mixed waste treatment project in Idaho. The DOE has recently issued an RFP for this project and is expected to award contracts by October 1996. The DOE is required, under an agreement with the State of Idaho, to begin processing the mixed waste on site by 2003 and to have the waste removed from the State of Idaho by no later than 2018. There is an estimated 2.3 million cubic feet of inventoried and non-inventoried waste and an additional 1.4 million cubic feet of contaminated soil that may require processing. This waste is currently being stored in drums and crates in buildings and in earthen berms. See "Business -- Joint Venture and Collaborative Arrangements -- BNFL."

  DURACHEM FACILITY IN BARNWELL, SOUTH CAROLINA

    As part of the DuraChem joint venture, the Company and Chem-Nuclear constructed a vitrification facility at Chem-Nuclear's radioactive waste processing center at Barnwell, South Carolina. During 1995, the Company designed and constructed a new DuraMelter-TM- at the facility and will be responsible for the vitrification operations. The facility was granted its initial operating permit in November 1995. Chem-Nuclear manages the overall facility and is responsible for procuring all required operating permits, obtaining the low-level radioactive waste from its customers, transporting the waste to the facility and removing the waste for ultimate disposal once it has been vitrified. Through the DuraChem joint venture, GTS Duratek has become the first company in the United States to convert commercially generated low-level radioactive waste to glass. See "Joint Venture and Collaborative Arrangements -- DuraChem."

    DuraChem's Barnwell facility will process contaminated filtration and ion exchange resins from nuclear power plants and contaminated wastes from hospitals and laboratories. In initial test runs on contaminated nuclear power plant resins, the DuraMelter-TM- achieved significant waste volume reductions of up to 97%. On other types of wastes, the Company believes that it will be able to achieve volume reductions of 93% or better. The DuraChem facility is located adjacent to the Barnwell landfill, one of the few facilities in the United States permitted to accept commercially-generated low-level radioactive waste. Over the last 15 years, no new radioactive waste storage sites have been built or licensed in the United States. The Company believes that DuraChem's location is advantageous because of its proximity to the nation's primary facility for handling low-level radioactive waste.

  DURATHERM FACILITY IN SAN LEON, TEXAS

    The Company acquired an 80% interest in BEGCI, since renamed DuraTherm, on November 30, 1995. DuraTherm is a RCRA Part B-permitted hazardous waste recycling center located in San Leon, Texas which uses a patented thermal desorption technology to treat and produce recyclable materials from hazardous oil refinery and petrochemical plant sludges. The Company purchased the 80% interest for one dollar from a subsidiary of Bird Corporation and agreed with the remaining stockholders to invest up to $5.1 million for capital improvements and working capital for the facility. The 20% minority interest is owned by the operators of the DuraTherm facility, each of which has entered into an employment agreement providing for incentive compensation tied directly to the financial performance of the facility. Operations at the facility have been suspended until completion of the capital improvements. The Company expects to complete the capital improvements and resume operations in the second quarter of 1996.

    DuraTherm has a patented thermal desorption process that removes volatile gases and recovers oil from contaminated sludges generated by oil refineries and processing operations. The oil recovered can be recycled. The thermal desorption process is effective on sludges with a Btu content of between 2,000 and 5,000 per ton. Most incinerators and cement kilns, alternative processing methods, typically cannot cost-effectively handle sludges with Btu levels within the effective range for the thermal desorption process. The DuraTherm facility provides the Company a permitted site to demonstrate and use other technologies including vitrification and ion exchange.

JOINT VENTURE AND COLLABORATIVE ARRANGEMENTS

    In order to commercialize its vitrification technology more rapidly and cost-effectively, the Company has developed several important joint venture and collaborative arrangements. The following is a summary of certain of these relationships.

  VSL

    The Company has established a research and development relationship with the VSL of The Catholic University in Washington, D.C. pursuant to which the VSL provides ongoing research and development capabilities and technical services in support of the Company's waste cleanup projects. In this complementary relationship, the VSL provides the necessary technology and research and development support while the Company advances the technology to commercial application.

    The VSL, a research facility with a staff of 90 researchers, is one of the leading research centers in the world for glass technology, including vitrification. The laboratories at the VSL are equipped with highly sophisticated analytical tools which enable the researchers to perform a comprehensive array of analyses. The VSL's research and development capabilities include waste characterization, testing of radioactive waste-loaded glasses to evaluate glass durability, processability and leachability, glass dissolution computer modeling, batch melting and the study of ion exchange media for removing specific contaminants from liquid waste streams. Various DuraMelter-TM-models have been designed and constructed at the VSL for use by the staff of the VSL in its research and analytical work. In addition, the facility is fully licensed for radioactive and hazardous materials research. The VSL is led by Pedro B. Macedo, Ph.D. and Theodore A. Litovitz, Ph.D. who are the inventors and owners of the technology licensed exclusively to the Company for ion exchange and the vitrification of radioactive, hazardous, mixed and other wastes. See "Business -- Patents and Other Intellectual Property Rights."

    In addition to being the source of the vitrification technologies used by the Company, the VSL provides ongoing services to the Company in support of its waste treatment projects. The VSL conducts expert waste composition and glass treatability studies before any project is commenced, assists in the initial test melt phase of each project and works with the Company's engineers in the design adaptation of the DuraMelter-TM- technology to fit the waste characteristics of each new cleanup project. In addition, the VSL conducts ongoing research and development into improvements on the existing vitrification technologies and into entirely new vitrification techniques, serving in effect as the research and development arm of the Company. The primary advantage to the Company from its relationship with the VSL is the access to leading vitrification technologies and ongoing vitrification research without having to incur the ongoing overhead and administrative expenses if such capabilities were in house.

    In return, the Company provides ongoing project funding for research conducted at the VSL on behalf of the Company. During 1994 and 1995, the Company paid $1.9 million and $789,000, respectively, in research and development funding to the VSL. For Company waste cleanup projects in which the VSL's technical services are utilized by the Company, the Company pays the VSL on a time and expense basis and includes the estimated cost for such services in its formal bid proposal. The VSL is a not-for-profit institution so it does not include extra fees or percentage profits in its cost estimates.

  BNFL

    On November 7, 1995, the Company and BNFL entered into a strategic alliance agreement. BNFL is the U.S. subsidiary of British Nuclear Fuels plc, a United Kingdom-based company with annual revenues of approximately $2 billion worldwide. British Nuclear Fuels plc is one of the largest processors of radioactive waste in the world and is one of only two companies worldwide with commercial experience in processing and stabilizing high-level radioactive wastes. The strategic alliance with BNFL enhances the Company's prospects of obtaining major DOE waste treatment projects such as Hanford and Idaho and opens opportunities for international expansion. BNFL has been active in the U.S. radioactive waste market for the past five years, including being selected as a member of the team to manage the DOE's nuclear waste facility in Rocky Flats, Colorado.

    Under the terms of the strategic alliance, the Company and BNFL have agreed to jointly pursue up to five major DOE waste treatment projects, with the first project being the separation and vitrification of high-level radioactive waste at the DOE's Hanford, Washington facility. The terms of the strategic alliance provide that BNFL pays to the Company a fee of $1.0 million each time the two companies agree to exclusively pursue a waste treatment project. Upon the execution of the strategic alliance agreement, the Company received the $1.0 million fee for its agreement to pursue the Hanford project exclusively with BNFL. See "Business -- Status of Current and Potential Waste Treatment Projects -- Hanford Tank Waste Remediation System Project," and "-- Idaho Advanced Mixed Waste Treatment Project."

    As part of the strategic alliance, BNFL invested $10.0 million in the Company in the form of a convertible debenture. The debenture accrues non-cash interest during the first five years at the one-year London Interbank Offered Rate (LIBOR) and is convertible at the option of BNFL into 1,381,575 shares of the Common Stock prior to November 7, 2000. If the debenture is not converted or extended, the Company must repay principal and interest in installments over the five year period beginning on November 8, 2000. BNFL also agreed to provide the Company with research and development funding of at least $500,000 per year over the next five years. The two parties will mutually agree on how the research and development funding will be spent, but the Company will retain the rights to the vitrification processes that it develops through this funding. The Company has agreed as part of the strategic alliance to sublicense its radioactive waste vitrification technologies to BNFL for use only in the United Kingdom.

  DURACHEM

    In September 1994, the Company formed a joint venture with Chem-Nuclear to design, construct and operate vitrification facilities to process commercial radioactive waste for disposal, including low-level radioactive wastes from nuclear power plants, hospitals, research laboratories and industrial facilities. The joint venture entity, called DuraChem, is 55% owned by Chem-Nuclear and 45% by the Company. The joint venture represents the combination of the Company's proprietary vitrification technology and Chem-Nuclear's 22 years of experience in providing radioactive waste handling and processing services. DuraChem will first pursue the disposal market for ion exchange resins which are generated by nuclear power plants. The first vitrification facility of this joint venture is located at Chem-Nuclear's waste processing center at Barnwell, South Carolina. The need for the services provided by DuraChem was created by the closure of nationally accessible low-level radioactive waste disposal sites and the delay by state compacts in opening new regional sites. The scarcity of disposal capacity has forced commercial generators of low-level radioactive waste to store their waste at their facilities until regional sites are opened. See "Business -- Status of Current and Potential Waste Treatment Projects -- DuraChem Facility in Barnwell, South Carolina."

  VITRITEK

    Through a joint venture with Vitritek Holdings LLC, a privately-held entity, the Company has extended its vitrification technology to non-radioactive wastes. The joint venture entity, called Vitritek, is 50% owned by each of the Company and Vitritek Holdings LLC. The joint venture, formed in December 1993, represents the consolidation of co-licensing rights to non-radioactive vitrification technologies previously acquired by the Company and Vitritek Holdings LLC. Under the terms of the joint venture arrangement, all funding requirements and all profits are shared equally.

    In November 1994, Vitritek, along with the VSL, completed a demonstration project for the White House in Washington, D.C. converting approximately one ton of asbestos-laden construction debris from the White House renovation project into recyclable glass. Vitritek was awarded its first, and only to date, commercial subcontract in September 1994 by WSRC to conduct a comparative vitrification study on asbestos materials at the Savannah River site in order to determine which of two melting technologies is better suited for converting the Savannah River asbestos to glass. In the study, the Company conducted parallel tests using joule-heated and plasma-arc furnaces to vitrify about 25 tons of asbestos-laden waste material.

TECHNICAL SUPPORT SERVICES

    The Company has over 450 engineers, consultants and technicians, some of whom are full-time employees and the balance of whom are contract employees. These employees support and complement the Company's waste treatment services and also provide highly specialized technical support services for the Company's customers. This business provides a consistent source of revenue and the necessary complementary expertise for the Company to expand and diversify its waste treatment technologies business in the future. The primary services provided by the Company include staff augmentation and outage support, principally to assist nuclear power plants during regular maintenance shutdowns, environmental and computer consulting, and environmental safety training. The Company provides these technical services either as a prime contractor or as a subcontractor to a diverse group of government agencies, electric utilities, industrial facilities and commercial businesses including the DOE, Duke Power Company, New York Power Authority, UNISYS Corporation and WSRC.

  STAFF AUGMENTATION AND OUTAGE SUPPORT SERVICES

    The  Company  provides  trained  personnel to  assist  nuclear  power plants undergoing periodic refueling, maintenance outages, construction or decommissioning. There are 119 nuclear power generating units in the United States, of which 108 are operational. To control costs, utilities maintain their permanent staffs at the level needed for steady-state power operations. They supplement their full-time staffs during refueling and maintenance outages with skilled contract personnel. Every 12 to 24 months, nuclear power plants are shut down for scheduled maintenance that typically takes 30 to 90 days. This shutdown and maintenance operation costs the nuclear power facility on average $1 million for every day it is closed. Accordingly, there is a strong economic incentive for the nuclear power facilities to hire trained and experienced personnel for these maintenance operations in order to complete the servicing as quickly and efficiently as possible. The Company's trained technicians and personnel are experienced in outage support procedures and are effective at helping to minimize the cost of the power facilities' down time.

    The offering of services for operating nuclear power plants provides a considerable market for the Company, despite the fact that no new plants have been ordered in over 10 years. The demand for the Company's services results from the extensive overhaul required to extend the life of aging plants, replacement of major components of existing plants, startup of plants recovering from long-term shutdown, modifications to the plants resulting from changing legislation and the decommissioning of plants that have reached the end of their useful lives.

    The Company's largest customer for staff augmentation services is Duke Power Company, which accounted for approximately 23% of the Company's total revenues in 1994 and 1995. Duke Power currently has seven nuclear power units at three sites. Under a series of contracts between the Company and Duke Power which expire between 1997 and 1998, the Company provides a group of technicians to the Duke Power system year-round and provides additional personnel to Duke Power during planned maintenance outages. Other nuclear power utilities to which the Company provides augmentation and outage support services include New York Power Authority, Tennessee Valley Authority, PECO Energy, Vermont Yankee Power Company and Southern Nuclear Operating Company.

  ENVIRONMENTAL AND COMPUTER CONSULTING SERVICES

    The Company provides extensive environmental consulting services to clients in the areas of environmental remediation, facility decommissioning, Occupational Safety and Health Act ("OSHA") and EPA compliance audits, site characterization, licensing and permitting and air quality and emission studies. The Company either supplies professionals and technical personnel to supplement client staffs or assumes responsibility for entire projects. Included among the Company's available personnel for such environmental consulting projects are chemical, civil and environmental engineers, certified health physicists, chemists, toxicologists, safety and health experts, regulatory compliance specialists, remediation experts, radiological control technicians, hazardous material technicians, decontamination experts and others. The Company also supplies professionals and technical specialists in a wide range of scientific, engineering, data processing and communications disciplines. These individuals perform computer consulting services such as program assessment/development, computer software development, quality assurance audits, non-destructive examination and computer training for a broad base of clients. In January 1996, GTS Duratek acquired Analytical Resources, Inc., a small environmental consulting firm that has been involved in many DOE consulting projects. The Company's management believes that this acquisition adds senior environmental management and consulting resources to the Company.

  ENVIRONMENTAL SAFETY TRAINING

    The Company provides radiation protection and hazardous waste training services nationwide. During 1995, the Company's training specialists prepared candidates, consisting of health physics technicians and professionals from nuclear power plants, universities and laboratories nationwide, for the National Registry of Radiation Protection Technologists and American Board of Health Physics certification examinations.

The Company's training programs enable customers to realize cost savings through increased worker competence and productivity, enhanced workplace safety and improved compliance with regulatory requirements.

CUSTOMERS

    The Company derives revenues related to its proprietary vitrification technologies principally through subcontracts with a combination of DOE contractors and subcontractors including WSRC and FERMCO. Revenues derived from DOE-related subcontracts represented 22.7% and 35.0% of the Company's total revenues during 1994 and 1995, respectively. The Company provides technical support services to a diverse group of government agencies, including the DOE, the DOD, the EPA and state environmental protection agencies, electric utilities, including Duke Power Company, New York Power Authority, Tennessee Valley Authority, Vermont Yankee Nuclear Power Corporation, PECO Energy and Southern Nuclear Operating Company, and industrial facilities and commercial businesses, including UNISYS Corporation. Revenues from Duke Power, WSRC and FERMCO accounted for approximately, 22.6%, 17.4% and 16.1%, respectively, of the Company's revenues for 1995. The Company has multiple contracts with Duke Power which expire between 1997 and 1998 and pursuant to which it provides technical support services and personnel.

SALES AND MARKETING STRATEGY

    The Company's operations to date have provided it with extensive knowledge of DOE and other waste stream composition and the factors that influence the remediation of those waste streams. The Company's internal sales force uses and will continue to use that knowledge and operating experience to strengthen the Company's competitive position when pursuing DOE and other waste remediation projects. In addition, through its collaborative arrangements, the Company will seek to utilize complementary technical expertise, marketing resources and commercial experience of the other parties to develop additional business in its primary markets, expand its capabilities in handling a greater diversity of waste streams and replicate its operating model to pursue international markets. The Company pursues markets where it can be the most cost-effective processor of the waste due to its technologies, geographical proximity to a waste stream or government regulation.

    In its technical support services business, GTS Duratek will seek to strengthen its relationships with its large utility customers, such as Duke Power Company, Tennessee Valley Authority, PECO Energy Services and Southern Nuclear Operating Company, which are significant contributors to the Company's total revenues. For its consulting and staff business, the Company is also pursuing arrangements in which single-nuclear-unit utilities can form users' alliances with the Company as the sole staff support contractor. These arrangements would emulate the Company's contracts with large, multiple-nuclear-plant utilities. The Company is also pursuing opportunities with utilities that are downsizing and outsourcing service work as well as DOE sites that are privatizing departments such as training and radiological controls. To enhance the overall profitability of the technical support services business, the Company is focusing on increasing market share in environmental and computer consulting, radiation instrument services and environmental safety training, all of which generate relatively higher profit margins than staff augmentation and outage support.

ENVIRONMENTAL MATTERS

 ENVIRONMENTAL LAWS AND REGULATIONS CREATING A DEMAND FOR THE COMPANY'S WASTE TREATMENT TECHNOLOGIES

    Various environmental protection laws have been enacted and amended during recent decades in response to public concern over the environment. The operations of the Company's customers are subject to these evolving laws and the implementing regulations. The Company believes that the obligations to comply with the requirements of the following laws contribute to the demand for its services:

    The AEA and the Energy Reorganization Act of 1974 (the "ERA") authorize the NRC to regulate the receipt, possession, use and transfer of radioactive materials, including "source material," "special nuclear material," and "byproduct material." Pursuant to its authority under the AEA, the NRC has adopted regulations that address the management and disposal of low-level radioactive waste and that require the licensing of commercial low-level radioactive waste disposal sites.

    The storage and disposal of high-level nuclear waste are subject to the requirements of the Nuclear Waste Policy Act, as amended by the Nuclear Waste Policy Act Amendments. These statutes regulate the disposal of high-level nuclear waste by establishing procedures and schedules for siting geologic repositories for such waste. The statutes also direct EPA to promulgate environmental standards for the disposal of high-level nuclear waste, and require the NRC to promulgate standards covering the licensing of waste repositories. The NRC has issued regulations that address the storage and disposal of high-level nuclear waste.

    The Uranium Mill Tailings Radiation Control Act ("UMTRCA") and the Uranium Mill Tailings Remedial Action Amendments Act are intended to protect public health and the environment from hazards associated with uranium ore milling wastes at active and inactive uranium mills. UMTRCA designates specific inactive mill sites for remedial action, and gives the DOE the responsibility for carrying out remedial actions at these sites.

    The locations for future low-level radioactive waste disposal facilities also may be affected by the Low-Level Radioactive Waste Policy Act of 1980 ("LLRWPA") and the Low-Level Radioactive Waste Policy Amendments Act ("LLRWPA Amendments"). The LLRWPA addresses the siting of new low-level radioactive waste disposal facilities and establishes that each state is responsible for providing disposal capacity for most low-level commercial radioactive waste generated within its borders. The statute also encourages groups of states to enter into compacts providing for the development and operation of low-level radioactive waste disposal facilities. Incentives for the formation of interstate compacts, and the deadlines and procedures which states must meet in designating disposal facilities were modified by the LLRWPA Amendments. At the present time, no new radioactive waste disposal facilities have been opened by state compacts and none are expected to open in the near future.

    RCRA provides a comprehensive framework for the regulation of the generation, transportation, treatment, storage and disposal of hazardous waste. The intent of RCRA is to control hazardous wastes from the time they are generated until they are properly recycled or treated and disposed. RCRA prohibits improper hazardous waste disposal and imposes criminal and civil liability for failure to comply with its requirements. RCRA requires that hazardous waste generators, transporters and operators of hazardous waste treatment, storage and disposal facilities meet strict standards set by government agencies. In certain circumstances, RCRA also requires operators of treatment, storage and disposal facilities to obtain and comply with RCRA permits. The Land Disposal Restrictions developed under the Hazardous and Solid Waste Amendments of 1984 prohibit land disposal of specified wastes unless these wastes meet or are treated to meet Best Demonstrated Available Technology ("BDAT") treatment standards, unless certain exemptions apply.

    TSCA provides EPA with the authority to regulate over 60,000 commercially produced chemical substances. EPA may impose requirements involving manufacturing, record keeping, reporting, importing and exporting. TSCA also established a comprehensive regulatory program for PCBs which is analogous to the RCRA program for hazardous waste.

    The Clean Water Act establishes standards, permits and procedures for controlling the discharge of pollutants from industrial and municipal wastewater sources.

    The Clean Air Act of 1970, as amended (the "Clean Air Act"), empowers the EPA to establish and enforce ambient air quality standards and limits of emissions of pollutants from facilities. This has resulted in tight control over emissions from technologies like incineration.

    The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), and subsequent amendments under the Superfund Amendments and Reauthorization Act ("SARA") impose continuing liability upon generators of hazardous substances (among other parties) and such potential liability may significantly affect a generator's decision on how to dispose of the wastes. The Community Right-to-Know mandate established by SARA requires full disclosure of all environmental releases to the public and contributes to public awareness and activism regarding corporate environmental management issues. To the extent a generator's waste can be reported as being recycled, potential liability and public pressure can be eliminated or significantly reduced.

    CERCLA and SARA, as implemented by the National Contingency Plan, provide for the investigation and remediation of sites containing hazardous substances. The Superfund program's regulations require that any remediation of the hazardous substances meet applicable and relevant and/or appropriate regulatory requirements. Superfund's remedy selection process includes a preference for innovative technology. Superfund also establishes strict liability for parties who generated or transported hazardous substances or owned and operated the sites containing them. This may create a strong incentive to avoid on-site waste treatment in favor of utilizing technologies like the Company's waste treatment technologies, which can, in certain instances, effectively recycle wastes.

    The Pollution Prevention Act of 1990 establishes pollution prevention as a national objective, naming it a primary goal wherever feasible. The Act states that if pollution cannot be prevented, materials should be recycled in an environmentally safe manner.

    Under the mandate of the Federal Facility Compliance Act ("FFCA"), the DOE is currently engaged in a program to treat and dispose of the mixed waste currently stored at its facilities. The FFCA required DOE to develop and comply with treatment and disposal plans for each of its facilities and charges DOE with developing treatment and disposal capacity for these wastes where it does not currently exist. The plans must also address the need to treat and dispose of mixed wastes generated from the remediation of contaminated DOE sites.

 ENVIRONMENTAL LAWS AND REGULATIONS AFFECTING THE USE OF THE COMPANY'S WASTE TREATMENT TECHNOLOGIES

    Pursuant to the mandate of the AEA and the ERA, NRC regulations and guidance address the classification and management of low-level radioactive waste. The NRC regulations also govern the technical, monitoring and safety-related aspects of developing and operating low-level radioactive waste disposal facilities. Pursuant to its authority under the AEA, the NRC also has established licensing requirements and operating procedures for such facilities. The NRC requirements address siting criteria, site stability, the development and implementation of institutional controls for the facility (e.g., access restrictions, environmental monitoring and site maintenance), facility operation, closure, and site stabilization.

    Under RCRA, wastes are classified as hazardous either by specific listings or because they display certain hazardous characteristics. Under current regulations, waste residues derived from listed hazardous wastes are generally considered to be hazardous wastes unless they are delisted through a formal rulemaking process that may last a few months to several years. For this reason, waste residue that is generated by the treatment of listed hazardous wastes but which has no beneficial use, including waste treated with the Company's vitrification technologies, may be considered a hazardous waste without regard to the fact that this waste residue may be environmentally benign. Subsequent management of such waste residue would be subject to full RCRA regulation, including the prohibition against land disposal without treatment in compliance with BDAT. The RCRA regulation classifying such waste residue as hazardous has been overturned by the District of Columbia Court of Appeals, but has been temporarily reinstated until the EPA develops a revised regulatory approach. Under EPA's proposed Hazardous Waste Identification Rule, listed wastes would leave the hazardous waste regulatory system if they met specified concentration limits for hazardous constituents. The Company's ownership and operation of vitrification facilities also exposes the Company to potential liability for cleanup of releases of hazardous wastes under RCRA.

    If the Company engages in the transportation of radioactive materials it will be subject to the requirements of the Hazardous Materials Transportation Act, as amended by the Hazardous Materials Transportation Uniform Safety Act. Pursuant to these statutes, the United States Department of Transportation regulates the transportation of hazardous materials, including radioactive materials, in commerce. Shippers and carriers of radioactive materials must comply with both the general requirements for hazardous materials transportation and with specific requirements for the transportation of radioactive materials. If the Company engages in the storage and disposal of high-level nuclear waste it may be subject to the Nuclear Waste Policy Act, as amended by the Nuclear Waste Policy Act Amendments.

    CERCLA effectively imposes strict, joint and several liability upon owners or operators of facilities where a release of hazardous substances has occurred, upon parties who generated hazardous substances that were released at such facilities and upon parties who arranged for the transportation of hazardous substances to such facilities. The Company's ownership and operation of vitrification facilities on-site expose the Company to potential liability under CERCLA for releases of hazardous substances into the environment at those sites. In the event that off-site storage or disposal facilities utilized by the Company for final disposition of the glass and resulting residues from the Company's vitrification process are targeted for investigation and cleanup under CERCLA, the Company could incur liability as a generator of such materials or by virtue of having arranged for their transportation and disposal. The Company designs its DuraMelters-TM- to minimize the potential for release of hazardous substances into the environment. In addition, the Company has developed plans to manage and minimize the risk of CERCLA or RCRA liability, including the training of operators, use of operational controls and structuring of its relationships with the entities responsible for the handling of waste materials and by-products.

    The Clean Air Act imposes strict requirements upon owners and operators of facilities which discharge pollutants into the environment. Although the Company believes that its proprietary off-gas treatment system effectively traps particulates and prevents hazardous emissions from being released into the environment, which releases would violate the Clean Air Act, the Clean Air Act may require a permit prior to the construction and operation of the Company's facilities and may require additional controls.

    The Clean Water Act establishes standards, permits and procedures for controlling the discharge of pollutants from industrial and municipal wastewater sources. The Company believes that DuraMelters-TM- generally will not be subject to the water pollution control requirements of the Clean Water Act because DuraMelters-TM- are designed to have no residual wastewater discharge. However, the Clean Water Act's standards permits and procedures are potentially applicable to wastewater treatment systems designed by the Company, using its ion exchange technology.

    OSHA provides for the establishment of standards governing workplace safety and health requirements, including setting permissible exposure levels for hazardous chemicals which may be present in mixed wastes. The Company is required to follow OSHA standards, including the preparation of material safety data sheets, hazardous response training and process safety management. The NRC has set regulatory standards for exposure to radioactive materials.

    To the extent that the Company is engaged in the processing or disposal of mixed waste, the radioactive components are subject to the NRC regulations promulgated under the AEA, while the hazardous components of the waste are regulated by the EPA under RCRA.

    Company facilities may have to obtain permits under state laws that correspond to the Clean Water Act and the Clean Air Act. The necessity to obtain such permits depends upon the facility's location and the expected emissions from the facility. Additional state licenses or approvals may also be required.

    Operators of hazardous waste treatment, storage and disposal facilities are required to obtain RCRA Part-B permits from the EPA or from states authorized to implement the RCRA program. Obtaining such permits is a lengthy and costly process that requires regulatory inspection and approval of, among other things, the facility design, equipment and operating plans and procedures. In addition, applicants for a RCRA permit for a treatment, storage or disposal facility must submit detailed information regarding all past waste management practices at that facility and may be required to undertake corrective action for past contamination of the site. The Company's DuraTherm facility in San Leon, Texas is a RCRA Part-B permitted facility. The Company has developed procedures to ensure compliance with RCRA permit provisions at the DuraTherm facility, including procedures for ensuring appropriate waste acceptance and scheduling, waste tracking, manifesting and reporting, and employee training.

COMPETITION

    The market for the Company's waste treatment technologies is characterized as the treatment and stabilization of certain radioactive, hazardous, mixed and other wastes. The Company is aware of some competition from several large companies and numerous small companies. Any of such companies may possess or develop technologies superior to those of the Company. While the Company is aware of competition from companies with similar waste treatment technologies, the primary competition comes from companies which provide waste treatment and disposal services. The predominant waste treatment and disposal methods include landfilling, deep-well injection, on-site containment and incineration or other thermal treatment methods. Competition is based primarily on cost, regulatory and permit restrictions, technical performance, dependability and environmental integrity. The Company believes that it will be able to compete favorably on the basis of these factors. The Company also believes that it has several competitive advantages over its competitors including its proprietary vitrification technologies, integrated approach to waste treatment, demonstrated commercial success of its technologies and strategic alliances. Many of the Company's competitors have substantially greater financial and technical resources than the Company and there can be no assurance that one or more of the Company's competitors do not possess or will not develop waste treatment technologies that are superior to those of the Company.

    In its technical support services, the Company's competitors range from major national and regional environmental service and consulting firms which have large environmental remediation staffs to small local firms. Many of the major national and regional environmental service and consulting firms have greater financial, management and marketing resources than the Company. The availability of skilled technical personnel, quality of performance, safety, diversity of services and price are the key competitive factors.

RESEARCH AND DEVELOPMENT ACTIVITIES

    The Company's research and development activities are conducted primarily by the VSL for the enhancement of the Company's existing vitrification and ion exchange technologies or the introduction of new vitrification technologies. During 1995, 1994 and 1993, research and development activities were conducted at the VSL under contracts totaling $789,000, $1.9 million and $1.3 million, respectively. The Company did not incur any additional research and development costs during those years. In connection with various Company contracts or subcontracts, the VSL conducts research and development under fixed-price and cost-plus-fixed fee contracts. Under these contracts, the research is supervised by Drs. Macedo and Litovitz and all inventions and discoveries are owned by them and licensed to the Company under the exclusive license agreement. The Company expects to spend a significant portion of the research and development funding provided by BNFL with the VSL. See "Business -- Joint Venture and Collaborative Arrangements -- VSL" and "-- BNFL."

PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS

    The Company licenses all of the patent and other intellectual property rights to its proprietary vitrification and other waste treatment technologies from the inventors of such technologies. Drs. Macedo and Litovitz, the inventors of the Company's vitrification and ion exchange technologies, license the patents and proprietary rights to such technologies to the Company under an exclusive license agreement. Under this agreement, which was renewed in August 1992, Drs. Macedo and Litovitz collectively receive annual royalties equal to the greater of (i) $100,000 or (ii) 1% to 3% of net revenues, depending on the level of net revenues, which are generated by the Company from the application of the licensed technology to encapsulate liquids and solids in porous glass matrices, remove radioactive and hazardous materials from liquids and stabilize low-level radioactive or mixed waste. During the three years ended December 31, 1995, the Company paid Drs. Macedo and Litovitz the $100,000 minimum annual royalty each year. The exclusive license agreement with Drs. Macedo and Litovitz expires upon the expiration of the last patent covered by the license agreement which is currently in the year 2012. Drs. Macedo and Litovitz also received options to purchase 250,000 shares of the Common Stock at the time the exclusive license was renewed. The exclusive license agreement, which currently encompasses 22 patents and one patent application, also includes any process patents or technology rights related to the licensed field which is subsequently developed by the VSL or Drs. Macedo and Litovitz.

    Drs. Macedo and Litovitz own all of the vitrification and ion exchange patents relating to the research and development work conducted by them at the VSL. The Catholic University of America has agreed that all patents and technologies developed at the VSL belong to Drs. Macedo and Litovitz and not to the University. In turn, Drs. Macedo and Litovitz exclusively license the vitrification technology rights and process patents developed by them at the VSL to the Company.

    The rights to the proprietary vitrification technology for the treatment of non-radioactive hazardous wastes and the treatment of radioactive waste in Germany are held by Vitritek and are licensed to Vitritek by Drs. Macedo and Litovitz. Under the terms of this license agreement, the Company's allocable share of revenues from the joint venture are included within the royalty payment obligations under the Company's exclusive license agreement with Drs. Macedo and Litovitz for the vitrification of radioactive and mixed wastes.

    The Company also licenses the rights to the thermal desorption technology used in the processing of petrochemical waste by DuraTherm from the inventor of such technology. The Company and DuraTherm are co-licensees under the license agreement and are collectively obligated to pay to the inventor of the technology an annual royalty payment equal to the greater of (i) $50,000 or (ii) 1.0% of the net revenues generated from the operation of the desorber equipment (excluding net revenues generated from equipment acquired in the DuraTherm acquisition) incorporating the technology and 5.0% of the sales of any such equipment. Once certain aggregate royalty obligations have been satisfied, the royalty payment structure will be modified. The license agreement grants to the Company and DuraTherm the exclusive rights to such technology and any subsequently developed related technology and provides that any subsequently developed unrelated technology which results from research and development funded or sponsored by the Company or DuraTherm shall be assigned to such entities. The license agreement currently covers three patents relating to thermal desorption, one pending patent and a European patent application.

    DuraTherm recently received an attorneys' letter on behalf of a company that owns certain thermal desorption patent rights. The letter offers to license these rights to DuraTherm. These attorneys have brought several patent infringement cases relating to these patents which are currently pending before federal courts or have been settled upon the execution of license agreements. Although the letter does not assert patent infringement claims, no assurance can be given that such claims will not be asserted in the future. Management of the Company and special patent counsel for the Company have reviewed the matter and have determined that most of the patents cited in the letter relate to waste streams containing contaminants that DuraTherm does not process or intend to process and that no infringement of these patent claims exists. Two patent claims cited in the letter are so broad as to cover many waste treatment processes. With respect to these patent claims, GTS Duratek has been advised by its special patent counsel that it is doubtful whether the scope of these patent claims can be expanded to cover DuraTherm's process in view, among other things, of a significant body of prior art. Accordingly, management of the Company believes that the ultimate outcome of this matter is unlikely to have a material adverse effect on DuraTherm or on the Company taken as a whole.

    The Company requires each of its employees to enter into standard agreements pursuant to which the employee agrees to keep confidential all proprietary information of the Company and to assign to the Company all rights in any proprietary information or technology developed by the employee during his or her employment or made thereafter as a result of any inventions conceived or work done during such employment. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization or to develop similar technology independently. In addition, effective patent and trade secret protection may be unavailable or limited in certain foreign countries.

    DURASIL-Registered Trademark- is a registered trademark held by the Company and DuraMelter-TM- and DuraGem-TM- are common law trademarks.

EMPLOYEES

    As of December 31, 1995, the Company employed 512 employees, including 403 field-assigned employees performing services for clients, 68 full-time technical personnel and 41 in finance and administration. The Company contracts with most of the field-assigned personnel on an as-needed basis and such personnel are not full-time employees of the Company. Due to the seasonality of the technical support services business, the number of field-assigned employees generally increases to approximately 500 during the fall peak outage season at the nation's nuclear power plants. To date, the Company has been successful in attracting and retaining qualified technical personnel, although there can be no assurance that this success will continue. None of the Company's employees are subject to a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its relations with its employees are good.

PROPERTIES

    The Company leases approximately 14,200 square feet of office space in Columbia, Maryland which it uses as its administrative and general corporate offices. The initial lease term expired in 1995 but has been extended through November 1996. The Company also leases 2,400 square feet of space in Laurel, Maryland, which the Company uses as a warehouse for DURASIL-Registered Trademark- ion exchange media and related equipment, and 4,800 square feet in Pittsburgh, Pennsylvania which houses the Company's instrument repair and rental facility.

    The Company's 80%-owned subsidiary, DuraTherm, owns a RCRA-permitted hazardous waste recycling center located in San Leon, Texas that was previously operated by BEGCI. The facility is located on 14.5 acres of land and consists of a recycling center on 8.5 acres and 4,500 square feet of office and laboratory space. The facility and the land are owned by DuraTherm.

LEGAL PROCEEDINGS

    From time to time the Company is a party to litigation or administrative proceedings relating to claims arising from its operations in the normal course of business. Management of the Company, on the advice of counsel, believes that the ultimate resolution of litigation currently pending against the Company is unlikely, either individually or in the aggregate, to have a material adverse effect on the Company's results of operations or financial condition.

                                   MANAGEMENT

    The following table sets forth the executive officers, key employees and directors of the Company:

                NAME                       AGE                                    POSITION
Daniel A. D'Aniello..................          49   Chairman of the Board of Directors
Robert E. Prince.....................          48   President, Chief Executive Officer and Director
Robert F. Shawver....................          39   Executive Vice President and Chief Financial Officer
Craig T. Bartlett....................          33   Controller and Treasurer
Diane L. Leviski.....................          35   Vice President, Human Resources
C. Paul Deltete......................          47   Senior Vice President, Environmental Operations and Support
Bradley W. Bowan.....................          34   Director of Engineering and Technology Development
Mark H. Clements.....................          41   Director of Technology Projects
William G. Greenman..................          47   Director of Business Development, Environmental Operations
Robert A. Hensel.....................          54   President of DuraTherm
Ian S. Howard........................          40   Project Director, DuraChem
James W. Orr.........................          38   Director of Outage Services
Christine L. Wruck...................          33   Director of Computer Services
William E. Conway, Jr................          46   Director
Jerome I. Feldman....................          67   Director
Steven J. Gilbert....................          48   Director
Martin M. Pollak.....................          68   Director
Earle C. Williams....................          66   Director

    DANIEL A. D'ANIELLO has been Chairman of the Board and a director of the Company since January 1995. He has been a Managing Director for Carlyle since 1987. Mr. D'Aniello was Vice President, Finance and Development for Mariott Corporation, a hospitality company, from 1981 to 1987. He currently serves on the Board of Directors for Baker & Taylor, Inc., a wholesale distributor of books, and CB Commercial Real Estate Group, Inc., a commercial real estate firm. Mr. D'Aniello is a magna cum laude graduate of Syracuse University, where he was a member of Beta Gamma Sigma, and a graduate of the Harvard Business School, where he was a Teagle Foundation Fellow.

    ROBERT E. PRINCE has been President and Chief Executive Officer of the Company since November 1990 and a director since May 1991. He founded General Technical Services, Inc., the predecessor to the Company, in October 1984 and was President and Chief Executive Officer from 1987 to 1990. Mr. Prince, a graduate of the U.S. Naval Academy, served as an officer on nuclear submarines. He also has a Masters in Business Administration from the Wharton School of Finance of the University of Pennsylvania. Mr. Prince is a certified naval nuclear engineer.

    ROBERT F. SHAWVER has been the Executive Vice President of the Company since May 1993. He has been the Chief Financial Officer and Chief Administrative Officer of the Company since 1987. Mr. Shawver was the Vice President of the Company from 1987 to 1993. He was also the Controller of the Company from 1985 to 1987. Prior to his work at the Company, he was employed by Deloitte and Touche LLP as a Certified Public Accountant and a Certified Managerial Accountant. Mr. Shawver holds a Masters of Business Administration from the University of Maryland.

    CRAIG T. BARTLETT has served as Treasurer of the Company since February 1996. He has served as Controller and Principal Accounting Officer of the Company since February 1993. He was Director,

Financial Operations from 1991 to 1993 and Assistant Controller from 1988 to 1991. Prior to his work at the Company, Mr. Bartlett was employed by Arthur Andersen & Co. LLP as a Certified Public Accountant. Mr. Bartlett holds a Masters of Business Administration from Loyola College of Maryland.

    DIANE L. LEVISKI has been Vice President of Human Resources of the Company since February 1996. She was Director of Human Resources from 1988 to 1996 and Manager of Recruiting from 1985 to 1988. Ms. Leviski holds a Bachelor of Arts in Psychology from Dickinson College.

    C. PAUL DELTETE has been Senior Vice President of Environmental Operations and Support of the Company since January 1996. Mr. Deltete was President of Analytical Resources, Inc. from 1984 to January 1996. Mr. Deltete served on the Board of Directors of Berks County Bank of Reading, Pennsylvania from December 1987 to April 1991 and was a member of the Executive Committee of the Bank from December 1989 to April 1991. Mr. Deltete holds a Master of Science in Nuclear Engineering from the Rensselaer Polytechnic Institute and a Bachelor of Science in Applied Mathematics from the U.S. Naval Academy after which he served as an officer on nuclear submarines.

    BRADLEY W. BOWAN has been Director of Engineering and Chief Engineer of the Company since November 1993. Mr. Bowan was Manager of Project Engineering of the VSL from 1991 to 1993. Mr. Bowan holds both a Bachelor of Science and a Master of Science in Ceramic Engineering from Alfred University.

    MARK H. CLEMENTS has been Director of Technology Projects of the Company since March 1994 and was Director of Environmental Services of the Company from August 1993 to March 1994. Mr. Clements was Senior Program Manager for Martin Marietta from January 1990 to August 1993. Mr. Clements holds a Masters of Business Administration from Harvard University and is a graduate of the U.S. Naval Academy after which he served as an officer on nuclear submarines.

    WILLIAM G. GREENMAN has been Director of Business Development, Environmental Operations of the Company since November 1990. Mr. Greenman was Vice President of Operations of the Company from January 1989 to November 1990. Mr. Greenman holds a Bachelor of Science in Radiological Health Science from Manhattan College and is a graduate of the U.S. Navy Nuclear Power School.

    ROBERT A. HENSEL has been President of DuraTherm since November 1995. Mr. Hensel was President of Thermal Operations and Vice President of the Midwest Region for Chemical Waste Management, Inc. from 1991 to 1995. Mr. Hensel holds a Bachelor of Science in Chemistry and Mathematics from Muskingum College.

    IAN S. HOWARD has been director of the DuraChem project since February 1995. Mr. Howard was director of the MAWS Project from October 1993 to February 1995 and was Director of Operations and Engineering from 1987 to 1993. Mr. Howard is a Juris Doctor candidate at the University of Maryland School of Law and holds a Bachelor of Science in Business Management from the University of Maryland. Mr. Howard is also a graduate of the U.S. Navy Nuclear Power School.

    JAMES W. ORR has been Director of Outage Services and Instrument Shop since May 1991. He had been acting director of Health Physics Service since March 1990. Mr. Orr has an A.S. in Nuclear Engineering Technology from the Pennsylvania State University.

    CHRISTINE L. WRUCK has been Director of Computer Services since August 1994. Ms. Wruck was Director of Staffing Services from August 1990 to 1994. Ms. Wruck has an M.A.S. in Human Resources Management from The Johns Hopkins University and a Bachelor of Arts in History from The College of William and Mary.

    WILLIAM E. CONWAY, JR. has been a director of the Company since January 1995. He has been a Managing Director of Carlyle since 1987. Mr. Conway was Senior Vice President and Chief Financial Officer of MCI Communications, an international telecommunications company, from 1984 to 1987. He currently serves on the Board of Directors for BDM International, Inc., a professional and technical services firm, Tracor, Inc., a defense electronics and services firm, HighwayMaster Motor Communications, Inc., a communication services company, and several privately held companies controlled by Carlyle. Mr. Conway received his Bachelor of Arts with a concentration in Economics and Russian at Dartmouth College and his Masters of Business Administration in Finance at the University of Chicago.

    JEROME I. FELDMAN has been a director since 1982 and served as Chairman of the Board of Directors of the Company from 1985 until January 1995. He is a founder of, and since 1959 has been President and Chief Executive Officer and a director of National Patent. He has been Chairman of the Executive Committee and a director of Interferon Sciences, Inc., a biopharmaceutical company engaged in the manufacture and sale of Alferon N Injection, since 1981; Chairman of the Executive Committee of General Physics Corporation, a provider of personnel training and technical support services to the domestic commercial nuclear power industry and to DOE, since 1988, and a director of such company since 1987; Chief Executive Officer, Chairman of the Executive Committee and a director of SGLG, Inc., a holding company, since 1991; and a director and a consultant to American Drug Company, a generic drug distribution company, since January 1994. He has been a Director of Hamilton Financial Services, Inc., a financial services holding company since 1983. Mr. Feldman is also a Trustee of the New England Colleges Fund and of Bard College.

    STEVEN J. GILBERT has been a director of the Company since January 1995. He has been Managing General Partner of Soros Capital, L.P., the principal venture capital and leveraged transaction entity of the Quantum Group of Funds, since 1992. Mr. Gilbert is also the Managing Director of Commonwealth Capital
Partners, L.P., a private equity investment fund, and was Managing General Partner until 1988 of Chemical Venture Partners, which he founded in 1984. He is also a director of the Asian Infrastructure Fund Ltd., an investment vehicle for investment in Asian infrastructure projects, NFO Research, Inc., a panel market research company; Peregrine Indonesia Fund Limited, an investment fund for Indonesian industrial companies, Terra Nova (Bermuda) Holdings Limited, a London market insurance and re-insurance company, Sydney Harbour Casino Holdings, Ltd., an operator of casinos, Digicon, Inc., an independent marine seismic company; and UroMed Corporation, a company which develops and markets products to treat urological and gynecological disorders.

    MARTIN M. POLLAK has been a director of the Company since 1982 and was Chairman of the Executive Committee from 1985 to 1995. He is a founder of, and since 1959 has been Executive Vice President and Treasurer and a director of National Patent. He has been Chairman of the Board of Interferon Sciences, Inc. since 1981; Chairman of the Board of General Physics Corporation since 1988 and a director since 1987; and Chairman of the Board of SGLG, Inc. since 1991; and President and Chief Executive Officer and a director of American Drug Company, a generic drug distribution company, since January 1994. Mr. Pollak has been Chairman of the Czech and Slovak United States Economic Council and a member of the Board of Trustees of the Worcester Foundation for Experimental Biology and a director of Brandon Systems Corporation, a personnel recruiting company, since 1986.

    EARLE C. WILLIAMS has been a director of the Company since January 1995. He has served on the Board of Directors of BDM International, Inc. since 1972 and was the President and Chief Executive Officer of that company from 1972 to 1992. Mr. Williams also serves on the Board of Directors of the following companies:
Gamma-A Technologies, Inc., a start-up bio-technology company, Nortel Federal Systems, Inc., a provider of communication equipment and services to the federal government, and The Parsons Corporation, an international engineering firm.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth, as of February 22, 1996, and as adjusted to reflect the sale of the shares of Common Stock in this offering, certain information with respect to beneficial ownership of the Common Stock by (i) each person or entity known by the Company to own beneficially more than 5% of the Common Stock outstanding, (ii) each director of the Company, (iii) all executive officers and directors of the Company as a group and (iv) the Selling Stockholders. Except as indicated by footnote, the persons or entities named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                                    BENEFICIAL OWNERSHIP                         BENEFICIAL OWNERSHIP
                                                      PRIOR TO OFFERING                             AFTER OFFERING
                                                  -------------------------                    -------------------------
                                                   NUMBER OF                 NUMBER OF SHARES   NUMBER OF
                      NAME                           SHARES       PERCENT     BEING OFFERED       SHARES       PERCENT
The Carlyle Group (1)...........................     8,240,960       52.2%             --         8,240,960       45.1%
National Patent Development Corporation (2).....     2,947,972       30.8       1,100,000(12)     1,847,972       15.3
BNFL Inc. (3)...................................     1,381,575       12.6              --         1,381,575       10.3
Soros Capital Offshore Partners LDC (4).........       509,040        5.1              --           509,040        4.1
Daniel A. D'Aniello (5).........................     8,240,960       52.2              --         8,240,960       45.1
Robert E. Prince (6)............................        74,300       *                 --            74,300       *
William E. Conway, Jr. (5)......................     8,240,960       52.2              --         8,240,960       45.1
Jerome I. Feldman (7)(8)........................     2,998,972       31.2       1,050,000(13)     1,948,972       16.1
Steven J. Gilbert (9)...........................       509,040        5.1              --           509,040        4.1
Martin M. Pollak (7)(10)........................     3,006,742       31.3       1,050,000(13)     1,956,742       16.1
Earle C. Williams...............................         1,000       *                 --             1,000       *
All executive officers and directors as a group
 (11 persons)(11)...............................    11,964,542       73.0       1,100,000(13)    10,864,542       57.5

------------------------

 * Less than 1%.

(1) Represents (i) 5,023,066 shares of Common Stock issuable upon the conversion of the outstanding shares of Convertible Preferred Stock beneficially owned by Carlyle, (ii) 2,040,616 shares of Common Stock purchased from National Patent and (iii) 1,177,278 shares of Common Stock which may be acquired by Carlyle from the Company upon the exercise of a presently exercisable option. In all instances, the shares are owned by investment partnerships sponsored and controlled by Carlyle. Carlyle's address is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004.

(2) National Patent has granted to certain of its officers, directors and employees, options which are presently exercisable at an average price of $1.90 per share, to purchase 481,750 shares of the Common Stock owned by it. If all of the options were exercised, National Patent would own 2,466,222 shares of Common Stock (25.8%). National Patent's address is 9 West 57th Street, New York, New York 10019.

(3) Represents shares of Common Stock issuable upon conversion of the convertible debenture issued by the Company to BNFL in connection with the formation of a strategic alliance. See "Business -- Joint Venture and Collaborative Arrangements -- BNFL." BNFL's address is 9302 Lee Highway, Suite 950, Fairfax, Virginia 22031.

(4) Represents (i) 310,267 shares of Common Stock issuable upon the conversion of the outstanding shares of Convertible Preferred Stock beneficially owned by Soros Capital Offshore Partners LDC ("Soros Capital"), (ii) 126,051 shares of Common Stock and (iii) 72,722 shares of Common Stock which may be acquired by Soros Capital upon the exercise of a presently exercisable option. All of these securities were acquired from Carlyle. Soros Capital's address is c/o Curacao Company NV, Grand Cayman, British West Indies.

(5) Messrs. D'Aniello and Conway are each Managing Directors of Carlyle and, as a result, may be deemed to beneficially own the shares of Common Stock and Convertible Preferred Stock beneficially owned by Carlyle. However, Messrs. D'Aniello and Conway disclaim beneficial ownership of such shares.

(6) Includes options to purchase 71,000 shares of Common Stock which are exercisable within 60 days, but does not include options to purchase 349,000 shares of Common Stock which are not presently exercisable.

(7) National Patent beneficially owns an aggregate of 2,947,972 outstanding shares of Common Stock. Based upon the capital stock of National Patent outstanding at February 22, 1996, Jerome I. Feldman and Martin M. Pollak, officers and directors of National Patent and directors of the Company, controlled in the aggregate approximately 9.9% of the voting power of all voting securities of National Patent. This percentage for Messrs. Feldman and Pollak would increase to approximately 45.0% if they exercised all the presently outstanding options to purchase shares of capital stock of National Patent held by them. Accordingly, Messrs. Feldman and Pollak, through the ownership of National Patent capital stock and through their positions as directors and executive officers of National Patent, may be deemed to beneficially own the shares of Common Stock of the Company beneficially owned by National Patent. However, Messrs. Feldman and Pollak disclaim beneficial ownership of such shares.

(8) Includes (i) 2,947,972 shares of Common Stock beneficially owned by National Patent, (ii) 40,000 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Mr. Feldman and (iii) 11,000 shares of Common Stock held personally by Mr. Feldman. Mr. Feldman disclaims beneficial ownership of the shares of Common Stock owned by National Patent.

(9) Mr. Gilbert is a Managing Director of Soros Capital and, as a result may be deemed to beneficially own the shares of Common Stock and Convertible Preferred Stock beneficially owned by Soros Capital. However, Mr. Gilbert disclaims beneficial ownership of such shares.

(10) Includes (i) 2,947,972 shares of Common Stock beneficially owned by National Patent, (ii) 40,000 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Mr. Pollak and (iii) 18,770 shares of Common Stock held personally by Mr. Pollak. Mr. Pollak disclaims beneficial ownership of the shares of Common Stock owned by National Patent.

(11) Includes 6,806,133 shares that may be issued upon the conversion of convertible securities or upon the exercise of options and warrants outstanding and beneficially owned by the executive officers and directors as a group.

(12) Includes 100,000 shares of Common Stock being offered by Messrs. Feldman and Pollak. The shares offered by Messrs. Feldman and Pollak are subject to options to purchase shares of Common Stock which were granted to them by National Patent.

(13) Includes the 1,000,000 shares of Common Stock being offered by National Patent. The shares offered by Messrs. Feldman and Pollak are subject to options to purchase shares of Common Stock which were granted to them by National Patent.

MATERIAL RELATIONSHIPS OF CERTAIN SELLING STOCKHOLDERS WITH THE COMPANY

    National Patent is, and has been for at least the last three years, a principal stockholder of the Company. Two of National Patent's designees, Messrs. Feldman and Pollak, currently serve on the Board of Directors of the Company. In connection with the financing transaction with Carlyle that was consummated on January 24, 1995, the Company granted to National Patent certain registration rights including the right to include shares of Common Stock owned by it in registration statements filed by the Company with the Securities and Exchange Commission (the "Commission") and the right, on one occasion, to cause the Company to register the shares of Common Stock owned by it. The Company may reduce the number of shares to be sold by National Patent and any other selling stockholders on a pro rata basis if the number of shares to be registered and sold would materially and adversely affect the offering price.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Upon the closing of this offering, the authorized capital stock of the Company will consist of 35,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK

    The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. There is no cumulative voting for the election of directors. Subject to the preferential rights of the Convertible Preferred Stock and any series of preferred stock that may be authorized and issued hereafter, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor. Upon liquidation, dissolution or winding-up of the Company, the holders of the Common Stock will be entitled to share ratably all assets of the Company available for distribution to such holders after payment of liabilities, subject to prior distribution rights of holders of any shares of Convertible Preferred Stock and any other preferred stock issued and outstanding hereafter. No holder of Common Stock has any preemptive rights to subscribe for any securities of the Company of any kind or class. All outstanding shares of Common Stock are fully paid and non-assessable and all shares of Common Stock to be outstanding upon exercise of outstanding warrants or options will be fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights, preferences and privileges of the Convertible Preferred Stock, including the voting rights of the Convertible Preferred Stock, and will be subject to the rights, preferences and privileges of any series of preferred stock which the Company may authorize and issue in the future. See "Risk Factors -- Control by Principal Stockholder."

PREFERRED STOCK

    Upon the closing of this offering, the Company will be authorized to issue 5,000,000 shares of preferred stock. As of February 22, 1996, 160,000 shares of Convertible Preferred Stock are issued and outstanding. The Board of Directors has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences and limitations of such series to the full extent now or hereafter permitted by Delaware law. The Company has no present intention of issuing additional shares of preferred stock.

CONVERTIBLE PREFERRED STOCK

    The following is a brief summary of the rights, preferences and limitations of the outstanding shares of Convertible Preferred Stock.

    DIVIDENDS. The Convertible Preferred Stock is entitled to cumulative annual dividends of 8% per share ($8.00) payable quarterly in arrears, when, as and if declared by the Board of Directors of the Company out of assets legally available for the payment of dividends.

    PREFERENCES. The Convertible Preferred Stock has a preference with respect to assets and dividends over the Common Stock. In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Convertible Preferred Stock are entitled to receive a cash payment equal to the Liquidation Value of each share, as defined below, before any distribution of assets to any holder of Common Stock or any other class or series of stock of the Company ranking junior to the Convertible Preferred Stock as to rights on liquidation, dissolution or winding up. The Convertible Preferred Stock will be senior to any existing or future class of capital stock or securities into which convertible indebtedness is convertible. The "Liquidation Value" per share means an amount equal to $100 plus the sum of all declared but unpaid dividends. No holder of the Convertible Preferred Stock has any preemptive rights to subscribe for any securities of the Company of any kind or class.

    CONVERSION. Each share of the Convertible Preferred Stock is, at the option of the holder, convertible into 33 1/3 shares of Common Stock.

    REDEMPTION. The Company is required to redeem all of the outstanding shares of Convertible Preferred Stock on January 24, 2002 at $100 per share plus accrued and unpaid dividends.

    VOTING RIGHTS. The holders of the Convertible Preferred Stock are entitled to vote that number of votes equal to the number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock and have the right to vote, together with the Common Stock voting as a single class, on all matters on which the Common Stock can vote. Additionally, the holders of the Convertible Preferred Stock have the right, voting as a separate class, to elect a majority of the Company's Board of Directors as long as Carlyle or its affiliates own shares of capital stock of the Company having 20% or more of the votes that may be cast at annual or special meetings of stockholders.

    REGISTRATION RIGHTS. If the Company files a registration statement with the Commission (excluding the Company's current shelf registration statement on file with the Commission and any registration statements filed in connection with any of the Company's employee benefit plans or in connection with any acquisition on Form S-4), the holders of the Convertible Preferred Stock have unlimited piggyback registration rights to cause the Company to include the shares of Common Stock issued upon conversion of the Convertible Preferred Stock or purchased by Carlyle from National Patent in such registration statement for sale in the same manner and under the same conditions as originally contemplated in such registration statement. The Company may reduce on a pro rata basis the number of shares sold by each selling stockholder if the number of shares to be registered and sold would materially and adversely affect the offering price. Additionally, the holders of shares of Convertible Preferred Stock have a demand right on three separate occasions to cause the Company to register their shares of Common Stock issued upon the conversion of the Convertible Preferred Stock at the Company's expense. The holders of the Convertible Preferred Stock have an additional demand registration right at their own expense. Carlyle has agreed not to sell any of the shares of capital stock of the Company owned by it in this offering.

BUSINESS COMBINATIONS

    Section 203 of the Delaware General Corporation Law contains a provision restricting Delaware corporations, other than corporations that "opt out" of the statute, from engaging in a wide range of transactions which may be entered into by any such corporation and any interested stockholder. The Company has not opted out of Section 203. Under Section 203, the term "interested stockholder" is defined to include any person or entity who has acquired 15% or more of any class or series of stock entitled to vote generally in the election of directors but does not acquire 85% of such shares in the transaction in which more than 15% of the shares were acquired. Any such stockholder may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an "interested stockholder" unless (i) the Board of Directors prior to the date the interested stockholder obtained such status approved either the "Business Combination" or the transaction in which the stockholder became an "interested stockholder," or
(ii) the holders of at least two-thirds of the outstanding voting stock, excluding those shares owned by the "interested stockholder," approve the "Business Combination." Section 203 does not apply to Carlyle or National Patent.

    Section 203 defines "Business Combination" to encompass a wide variety of transactions with or caused by an "interested stockholder" in which the "interested stockholder" receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the "interested stockholder" in transactions with the corporation which increase the proportionate interest of the "interested stockholder" or transactions in which the "interested stockholder" receives certain other benefits. This statute could deter unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby possibly deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Harris Trust Company of New York.

                                  UNDERWRITING

    Subject to certain conditions contained in the Underwriting Agreement (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), a syndicate of underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Deutsche Morgan Grenfell/C. J. Lawrence Inc. and Gruntal & Co., Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 3,600,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                                   NUMBER OF
                                  UNDERWRITERS                                       SHARES
Donaldson, Lufkin & Jenrette Securities Corporation..............................
Deutsche Morgan Grenfell/C. J. Lawrence Inc......................................
Gruntal & Co., Incorporated......................................................

                                                                                   ----------
    Total........................................................................   3,600,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all such shares (other than those covered by the over-allotment option described below).

    The Company and the Selling Stockholders have been advised by the Underwriters that they propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include Underwriters) at such price, less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $ per share to certain other dealers. After the offering, the price to the public, the concession and the discount to dealers may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 540,000 additional shares of Common Stock at the price to the public less underwriting discounts and commissions, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    In the Underwriting Agreement, the Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

    The Company, the executive officers and directors of the Company and certain stockholders of the Company have each agreed that they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, register the sale of, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 120 days after the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under its existing stock plans.

    The rules of the Commission generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Common Stock during the "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit the Underwriters or other members of the selling group, if any, to continue to make a market in the Common Stock subject to the conditions, among others, that their bid not exceed the highest bid by a market maker not connected with the offering and that their net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Common Stock during the cooling-off period.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland. Certain legal matters in connection with this offering will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

    The consolidated financial statements of GTS Duratek, Inc. and subsidiaries as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The statements of operations, stockholders' equity and cash flows of Bird Environmental Gulf Coast, Inc. for the year ended December 31, 1994 and the eleven months ended November 30, 1995 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549-1004, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the Nasdaq Department of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits thereto. Statements contained herein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration

Statement. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or any part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-14292) are incorporated into this Prospectus by reference:

    (a) Annual Report on Form 10-K for the year ended December 31, 1995; and

    (b) Amendment No. 1 filed on February 12, 1996 to the Current Report on Form 8-K, dated November 29, 1995, filed on December 11, 1995.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to GTS Duratek, Inc., 8955 Guilford Road, Suite 200, Columbia, Maryland 21046, Attention: Robert F. Shawver, Executive Vice President and Chief Financial Officer, (410) 312-5100.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
GTS DURATEK, INC. AND SUBSIDIARIES

Independent Auditors' Report...............................................................................  F-2

Consolidated Balance Sheets at December 31, 1994 and 1995..................................................  F-3

Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and 1995.................  F-4

Consolidated Statements of Stockholders' Equity for the years ended December 31, 1993, 1994 and 1995.......  F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995.................  F-6

Notes to Consolidated Financial Statements.................................................................  F-7

BIRD ENVIRONMENTAL GULF COAST, INC.

Independent Auditors' Report...............................................................................  F-16

Statements of Operations for the year ended December 31, 1994 and the eleven months ended November 30,
 1995......................................................................................................  F-17

Statements of Stockholders' Equity for the year ended December 31, 1994 and the eleven months ended
 November 30, 1995.........................................................................................  F-17

Statements of Cash Flows for the year ended December 31, 1994 and the eleven months ended November 30,
 1995......................................................................................................  F-18

Notes to Financial Statements..............................................................................  F-19

PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

Discussion of Pro Forma Information (Unaudited)............................................................  F-21

Pro Forma Consolidated Statement of Operations for the year ended December 31, 1995 (Unaudited)............  F-22

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
GTS Duratek, Inc.:

    We have audited the accompanying consolidated balance sheets of GTS Duratek, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GTS Duratek, Inc. and subsidiaries as of December 31, 1994 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                   KPMG Peat Marwick LLP

Baltimore, Maryland
March 1, 1996

                       GTS DURATEK, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995

                              ASSETS                                    1994        1995
                                                                     ----------  ----------
Current Assets:
  Cash and cash equivalents........................................  $       --  $11,396,008
  Receivables, less allowance for doubtful accounts of $97,732 and
   $68,964.........................................................   8,090,614   9,321,513
  Cost and estimated earnings in excess of billings on uncompleted
   contracts.......................................................   3,119,443   7,707,434
  Inventories......................................................     334,998     274,859
  Prepaid expenses and other current assets........................     141,510      79,686
                                                                     ----------  ----------
    Total current assets...........................................  11,686,565  28,779,500
Costs and estimated earnings in excess of billings on uncompleted
 contracts, noncurrent.............................................   1,307,728          --
Property, plant and equipment, net.................................   2,137,247   3,541,462
Investments in and advances to joint ventures, net.................   2,417,771   4,059,078
Intangibles, net of accumulated amortization of $874,589 and
 $999,454..........................................................     637,553     553,517
Deferred charges and other assets..................................   1,013,220   1,726,270
                                                                     ----------  ----------
                                                                     $19,200,084 $38,659,827
                                                                     ----------  ----------
                                                                     ----------  ----------

               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings............................................  $7,630,512  $       --
  Current maturities of long-term debt.............................     707,094     470,709
  Accounts payable and accrued expenses............................   3,427,236   4,194,713
                                                                     ----------  ----------
    Total current liabilities......................................  11,764,842   4,665,422
Long-term debt.....................................................     502,417      36,000
Convertible debenture..............................................          --  10,086,931
                                                                     ----------  ----------
    Total liabilities..............................................  12,267,259  14,788,353
                                                                     ----------  ----------
Minority interest of subsidiary....................................          --       5,610
                                                                     ----------  ----------
8% Cumulative Convertible Redeemable Preferred Stock - $.01 par
 value; 160,000 shares authorized, issued and outstanding
 (liquidation value $16,320,000)...................................          --  14,608,890
                                                                     ----------  ----------
Stockholders' equity:
  Preferred stock - $.01 par value; authorized 4,840,000 shares;
   none issued.....................................................          --          --
  Common stock - $.01 par value; authorized 20,000,000 shares;
   issued 8,759,775 shares in 1994 and 9,475,878 shares in 1995....      87,598      94,758
  Capital in excess of par value...................................  16,656,009  18,912,751
  Deficit..........................................................  (9,639,005) (9,578,758)
  Treasury stock, 70,458 shares, at cost...........................    (171,777)   (171,777)
                                                                     ----------  ----------
    Total stockholders' equity.....................................   6,932,825   9,256,974
Commitments and contingencies......................................
                                                                     ----------  ----------
                                                                     $19,200,084 $38,659,827
                                                                     ----------  ----------
                                                                     ----------  ----------

          See accompanying notes to consolidated financial statements

                       GTS DURATEK, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                      1993         1994         1995
                                                                   -----------  -----------  -----------
Revenues.........................................................  $33,504,540  $35,967,563  $40,418,066
Cost of revenues.................................................   28,608,831   28,856,910   32,220,569
                                                                   -----------  -----------  -----------
Gross profit.....................................................    4,895,709    7,110,653    8,197,497
Selling, general and administrative expenses.....................    5,737,350    5,925,618    5,875,688
                                                                   -----------  -----------  -----------
Income (loss) from operations....................................     (841,641)   1,185,035    2,321,809
Interest income (expense), net...................................     (372,129)    (595,475)      57,453
                                                                   -----------  -----------  -----------
Income (loss) before income taxes and proportionate share of loss
 of joint venture................................................   (1,213,770)     589,560    2,379,262
Income taxes.....................................................      (73,331)     (11,487)    (100,926)
                                                                   -----------  -----------  -----------
Income (loss) before proportionate share of loss of joint
 venture.........................................................   (1,287,101)     578,073    2,278,336
Proportionate share of loss of joint venture.....................           --     (321,548)    (824,025)
                                                                   -----------  -----------  -----------
Net income (loss)................................................   (1,287,101)     256,525    1,454,311
Preferred stock dividends and charges for accretion..............           --           --   (1,394,064)
                                                                   -----------  -----------  -----------
Net income (loss) attributable to common stockholders............  $(1,287,101) $   256,525  $    60,247
                                                                   -----------  -----------  -----------
                                                                   -----------  -----------  -----------
Net income (loss) per share......................................  $     (0.16) $      0.03  $      0.01
Weighted average common shares outstanding.......................    7,936,384    8,655,811    8,820,131

          See accompanying notes to consolidated financial statements

                       GTS DURATEK, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                         COMMON STOCK     CAPITAL IN                              TOTAL
                                      ------------------   EXCESS OF                TREASURY   STOCKHOLDERS'
                                       SHARES    AMOUNT    PAR VALUE     DEFICIT      STOCK       EQUITY
                                      ---------  -------  -----------  -----------  ---------  ------------
Balance, December 31, 1992..........  8,009,875  $80,099  $13,373,383  $(8,608,429) $(315,910)  $ 4,529,143
  Net loss..........................         --       --           --   (1,287,101)        --    (1,287,101)
  Exercise of options...............     40,400      404       63,196           --         --        63,600
  Issuance of common stock for
   compensation expense and
   litigation settlement............     15,000      150       49,850           --         --        50,000
  Issuance of treasury stock for
   litigation settlement............         --       --           --           --    144,133       144,133
  Issuance of common stock warrants
   in exchange for certain
   technology rights................         --       --      500,000           --         --       500,000
  Issuance of common stock in
   exchange for cash and certain
   technology rights................    562,500    5,625    2,154,001           --         --     2,159,626
                                      ---------  -------  -----------  -----------  ---------  ------------
Balance, December 31, 1993..........  8,627,775   86,278   16,140,430   (9,895,530)  (171,777)    6,159,401
  Net income........................         --       --           --      256,525         --       256,525
  Exercise of options...............      7,000       70       16,829           --         --        16,899
  Issuance of common stock in
   exchange for cash................    125,000    1,250      498,750           --         --       500,000
                                      ---------  -------  -----------  -----------  ---------  ------------
Balance, December 31, 1994..........  8,759,775   87,598   16,656,009   (9,639,005)  (171,777)    6,932,825
  Net income........................         --       --           --    1,454,311         --     1,454,311
  Exercise of options and
   warrants.........................    716,103    7,160    1,946,742           --         --     1,953,902
  Income tax benefit from exercise
   of non-qualified stock options...         --       --       30,000           --         --        30,000
  Issuance of a common stock option
   for cash.........................         --       --      280,000           --         --       280,000
  Preferred stock dividend and
   charges for accretion............         --       --           --   (1,394,064)        --    (1,394,064)
                                      ---------  -------  -----------  -----------  ---------  ------------
Balance, December 31, 1995..........  9,475,878  $94,758  $18,912,751  $(9,578,758) $(171,777)  $ 9,256,974
                                      ---------  -------  -----------  -----------  ---------  ------------
                                      ---------  -------  -----------  -----------  ---------  ------------

          See accompanying notes to consolidated financial statements.

                       GTS DURATEK, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMER 31, 1993, 1994 AND 1995

                                                                      1993         1994         1995
                                                                   -----------  -----------  -----------
Cash flows from operating activities:
  Net income (loss)..............................................  $(1,287,101) $   256,525  $ 1,454,311
  Adjustments to reconcile to net income (loss) to net cash
   provided by (used in) operating activities:
    Depreciation and amortization................................      533,215      508,900      608,165
    Proportionate share of loss of joint venture.................           --      321,548      824,025
    Income tax benefit from exercise of non-qualified stock
     options.....................................................           --           --       30,000
    Changes in operating items:
      Receivables................................................    1,796,847   (2,697,259)    (759,195)
      Costs and estimated earnings in excess of billings on
       uncompleted contracts.....................................     (576,274)  (2,843,655)  (3,280,263)
      Inventories................................................      114,616       (8,180)      61,180
      Prepaid expenses and other current assets..................       37,286       (6,227)      63,624
      Accounts payable and accrued expenses......................      861,304      441,747      145,995
      Other......................................................      194,133           --        5,202
                                                                   -----------  -----------  -----------
Net cash provided by (used in) operating activities..............    1,674,026   (4,026,601)    (846,956)
                                                                   -----------  -----------  -----------
Cash flows from investing activities:
  Additions to property, plant and equipment.....................     (993,902)    (269,383)  (1,586,062)
  Acquisition of DuraTherm, Inc..................................           --           --     (260,619)
  Additions to intangibles.......................................      (26,816)      (5,179)     (40,828)
  Advances to joint ventures.....................................           --   (1,489,319)  (2,465,332)
  Other..........................................................     (190,871)      42,853     (669,889)
                                                                   -----------  -----------  -----------
Net cash used in investing activities............................   (1,211,589)  (1,721,028)  (5,022,730)
                                                                   -----------  -----------  -----------
Cash flows from financing activities:
  Net proceeds from (repayments of) short-term borrowings........   (3,129,276)   4,520,946   (7,630,512)
  Proceeds from issuance of long-term debt.......................      264,573    1,110,000           --
  Reduction of long-term debt....................................           --     (400,216)    (702,802)
  Proceeds from issuance of convertible debenture, net of debt
   issue costs...................................................           --           --    9,830,280
  Proceeds from issuance of preferred stock and common stock
   options, net of offering expenses.............................           --           --   14,690,026
  Preferred stock dividends paid.................................           --           --     (875,200)
  Proceeds from issuance of common stock.........................    1,473,226      516,899    1,953,902
  Other..........................................................      929,040           --           --
                                                                   -----------  -----------  -----------
Net cash provided by (used in) financing activities..............     (462,437)   5,747,629   17,265,694
                                                                   -----------  -----------  -----------
Net increase in cash and cash equivalents........................           --           --   11,396,008
Cash and cash equivalents, beginning of year.....................           --           --           --
                                                                   -----------  -----------  -----------
Cash and cash equivalents, end of year...........................  $        --  $        --  $11,396,008
                                                                   -----------  -----------  -----------
                                                                   -----------  -----------  -----------
Cash paid during the period for:
  Interest.......................................................  $   432,018  $   544,933  $   189,347
  Income taxes...................................................  $    41,314  $    11,487  $    60,091

          See accompanying notes to consolidated financial statements.

                       GTS DURATEK, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1995

1.  DESCRIPTION OF BUSINESS
    GTS Duratek, Inc. (the "Company") provides waste treatment solutions for radioactive, hazardous, mixed and other wastes. The Company's vitrificaton, thermal desorption and ion exchange technologies convert waste to stable forms for storage or disposal while achieving significant volume reduction. To implement its waste treatment technologies and provide related technical support services, the Company has a staff of highly skilled personnel with significant environmental services experience. The services provided by the Company include staff augmentation and outage support, principally to assist nuclear power plants during regular maintenance shutdowns, environmental and computer consulting and environmental safety training.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for DuraTherm, Inc. which is 80% owned. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in subsidiaries and joint ventures in which the Company does not have control or majority ownership are accounted for under the equity method.

  CASH AND CASH EQUIVALENTS

    For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with initial maturities, at the date of purchase, of three months or less to be cash equivalents. Cash equivalents at December 31, 1995 were $11,121,008.

  INVENTORIES

    Inventories are valued at the lower of cost or market, principally using the first in, first out (FIFO) method of costing.

  PROPERTY, PLANT, AND EQUIPMENT

    Property, plant and equipment are carried at cost. Replacements, maintenance and repairs which do not extend the lives of the assets are expensed as incurred. The Company provides for depreciation of property, plant, and equipment when such assets become operational, primarily on a straight-line basis over useful lives of three to ten years. Leasehold improvements are amortized over the shorter of the asset life or the term of the lease.

  INTANGIBLES

    Intangible assets consist principally of amounts assigned to covenants not-to-compete and costs incurred to obtain and maintain patents. Covenant and patent amounts are being amortized over ten and seventeen years, respectively, on a straight-line basis. The Company assesses the recoverability of intangible assets by determining whether the amortization over the remaining life of the asset can be recovered through undiscounted future cash flows. The amount of impairment, if any, is measured based on projected discounted operating cash flows.

  DEFERRED CHARGES

    Deferred charges consist principally of costs related to the maintenance of the Company's temporary personnel work force data base, including certifications, security clearances and related information. Such costs are amortized over the term of the expected benefit which is generally two years.

                       GTS DURATEK, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED) REVENUE RECOGNITION

    The Company generates substantially all of its revenue under fixed-price and time-and-materials contracts. Revenue from contracts is recognized on the percentage-of-completion method as costs are incurred and includes estimated fees at predetermined rates as measured by the cost-to-cost method. Contract costs include all direct labor, material costs and the indirect costs related to contract performance. Differences between recorded costs, estimated earnings and final billings are recognized in the period in which they become determinable. Costs and estimated earnings in excess of billings on uncompleted contracts are recorded as assets. Billings in excess of costs and estimated earnings on uncompleted contracts are recorded as liabilities. Retainages, amounts subject to future negotiation and amounts related to claims are not material.

    In addition, the Company generates revenue from product sales which is recognized upon product shipment.

  INCOME TAXES

    Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities based on enacted tax rates in effect when such amounts are expected to be realized based on consideration of available evidence, including tax planning strategies and other factors. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of financial instruments, including accounts receivable, accounts payable and long-term debt, approximate carrying value.

  USE OF ESTIMATES

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and their respective disclosures to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates.

  NET INCOME (LOSS) PER SHARE

    The net income (loss) per share for 1993, 1994 and 1995 was computed by dividing the net income (loss) attributable to common stockholders, which reflects the preferred stock dividend requirement and accretion, by the weighted average number of shares of common stock outstanding and common stock equivalents to the extent they result in additional dilution. The Company has issued options and warrants which exceed 20% of the common stock outstanding and accordingly, the Company determines the dilutive effect of such common stock equivalents using the modified treasury stock method. For the years ended December 31, 1993, 1994 and 1995, the common stock equivalents were deemed to be anti-dilutive and, accordingly, are not included in the weighted average number of shares used in determining net income (loss) per share.

  RECLASSIFICATIONS

    Certain amounts for 1993 and 1994 have been reclassified to conform to the presentation for 1995.

                       GTS DURATEK, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.  INVENTORIES
    Inventories at December 31 consist of the following:

                                                            1994      1995
                                                          --------  --------
Raw materials...........................................  $ 55,452  $ 36,256
Finished goods..........................................   279,546   238,603
                                                          --------  --------
                                                          $334,998  $274,859
                                                          --------  --------
                                                          --------  --------

4.  PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment at December 31 consists of the following:

                                                         1994        1995
                                                      ----------  ----------
Machinery and equipment.............................  $4,608,488  $4,942,753
Leasehold improvements, furniture and fixtures......     911,333   1,105,851
Construction in progress............................     354,894   1,650,353
                                                      ----------  ----------
                                                       5,874,715   7,698,957
Less accumulated depreciation and amortization......   3,737,468   4,157,495
                                                      ----------  ----------
                                                      $2,137,247  $3,541,462
                                                      ----------  ----------
                                                      ----------  ----------

5.  JOINT VENTURES AND OTHER AGREEMENTS
    In order to commercialize its vitrification technology more rapidly and cost-effectively, the Company has developed several joint venture and other arrangements. The following is a summary of those relationships:

  BNFL, INC.
    On November 7, 1995, the Company and BNFL, Inc. (BNFL) entered into a strategic alliance agreement. BNFL is the U.S. subsidiary of British Nuclear Fuels plc, a United Kingdom-based company experienced in processing and treating high level radioactive waste. Under the terms of the strategic alliance, the Company and BNFL have agreed to jointly pursue up to five major United States Department of Energy (DOE) waste treatment projects. The terms of the strategic alliance provide that BNFL pay the Company a teaming fee of $1 million each time the two companies agree to exclusively pursue together a waste treatment project. Upon the execution of the strategic alliance agreement, the Company received and recognized as revenue a $1 million fee for its agreement to pursue a project exclusively with BNFL at the DOE's Hanford, Washington facility.

    As part of the strategic alliance, BNFL invested $10 million in the Company in the form of a convertible debenture (see note 10) and agreed to provide the Company with research and development funding of at least $500,000 per year over the next five years.

  VITRITEK ENVIRONMENTAL, INC.
    Through a joint venture with Vitritek Holdings Company L.L.C. (Vitritek Holdings), a privately-held entity, the Company has extended its vitrification technology to non-radioactive hazardous waste. The joint venture entity, called Vitritek Environmental, Inc. ("Vitritek"), is 50% owned by each of the Company and Vitritek Holdings. The joint venture, formed in December 1993, represents the consolidation of co-licensing rights to non-radioactive vitrification technologies previously acquired by the Company and Vitritek Holdings. Under the terms of the joint venture arrangement, all funding requirements and all profits are shared equally.

    The Company's investment in, and advances to, Vitritek at December 31, 1994 and 1995 were $1,837,323 and $1,121,027, respectively. As of December 31, 1995, Vitritek had assets of $2,697,136 and liabilities of $3,500,000 (including $1,750,000 due to the Company). For the years ended December 31, 1994 and 1995, Vitritek had net sales of $105,173 and $678,989, respectively, and net losses of $891,152 and $1,997,655, respectively. For the years ended December 31, 1994 and 1995, the Company recognized its proportionate share of loss in the consolidated statement of operations after intercompany eliminations.

                       GTS DURATEK, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  JOINT VENTURES AND OTHER AGREEMENTS (CONTINUED)
  DURACHEM, INC.

    In September 1994, the Company and Chem-Nuclear Systems, Inc. (Chem-Nuclear), a subsidiary of WMX Technologies, Inc., formed a joint venture to design, build and operate vitrification facilities to process commercial radioactive waste for disposal, including low-level radioactive wastes from nuclear power plants, hospitals, research laboratories and industrial facilities. The Company will contribute 45% of facility construction costs and share proportionately in the venture's profits or losses. The new venture is operating, as a limited partnership, under the name "DuraChem." The Company's investment in, and advances to, DuraChem at December 31, 1994 and 1995 of $580,448 and $2,938,051, respectively, related to construction of a facility in Barnwell, South Carolina.

6.  ACQUISITION OF DURATHERM, INC.
    In November 1995, the Company acquired 80% of the outstanding capital stock of Bird Environmental Gulf Coast, Inc., since named DuraTherm, Inc. ("DuraTherm"), from Bird Environmental Technologies, Inc., a wholly-owned subsidiary of Bird Corporation ("Bird") for one dollar and incurred approximately $260,000 of transaction costs. DuraTherm owns and operates a hazardous waste facility using thermal desorption technology in San Leon, Texas. In connection with the acquisition, Bird contributed approximately $1.3 million of cash to DuraTherm immediately prior to the acquisition to fund DuraTherm's working capital deficit.

    The remaining 20% of the outstanding capital stock of the Company is held by certain individuals (the "Minority Shareholders") who developed the technology and have operated and will continue to operate the facility. The Minority Shareholders have entered into employment agreements providing for incentive compensation tied directly to the financial performance of the facility. The Company has entered into a stockholders' agreement pursuant to which, among other terms and conditions, the Company has agreed to invest up to $5.1 million (of which up to $2.7 million is for capital improvements and up to $2.4 million is for working capital) in DuraTherm in exchange for preferred stock of DuraTherm. The Company provided approximately $645,000 of the capital needed by DuraTherm during the fourth quarter of 1995 and will make the balance available during the first quarter of 1996. The Company expects the plant to reopen during the second quarter of 1996. As part of the purchase transaction the Company also acquired, through a licensing arrangement, the exclusive rights to the thermal desorption technology used by the facility.

    The Minority Shareholders have the right to "put" their stock to the Company at fair market value beginning in December 1999 or earlier upon the occurrence of certain events. The Company has the right to "call" the stock of the Minority Shareholders at fair market value beginning in December 2001 or earlier upon the occurrence of certain events.

    The acquisition of DuraTherm was accounted for using the purchase method of accounting. The estimated fair value of the net tangible assets acquired exceeded the purchase price at November 29, 1995. Accordingly, the net purchase price in excess of the net carrying value of DuraTherm of approximately $238,000 was allocated to property, plant and equipment. The Company determined the amount of the minority interest of the subsidiary based upon 20% of the net assets of DuraTherm at the date of acquisition.

    Pro forma results of operations of the Company for the years ended December 31, 1994 and 1995, assuming the acquisition of DuraTherm had occurred on January 1, 1994, are as follows:

                                                       1994         1995
                                                    -----------  -----------
Revenues..........................................  $39,682,000  $43,276,000
Net loss..........................................   (2,508,000)  (1,379,000)
Loss per share....................................        (0.29)       (0.27)

                       GTS DURATEK, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  ACQUISITION OF DURATHERM, INC. (CONTINUED)
    The plant was placed into operation in February 1994 and ceased operations in August 1995. As such, the plant was not fully operational for either of the pro forma periods presented. The pro forma results of operations are not indicative of the results that would have occurred had the capital improvements actually been made by January 1994 or had the plant operated during the entire pro forma periods presented or of future results of operation of the Company with DuraTherm under management and control of the Company's personnel.

7.  SHORT-TERM BORROWINGS
    The Company has a revolving line of credit agreement with a bank providing for borrowings of up to $7,000,000 based upon eligible amounts of accounts receivable, as defined in the agreement. Borrowings outstanding under the agreement are due on demand and bear interest at the bank's prime interest rate plus 1% (9.5% at December 31, 1995). Borrowings outstanding under the line of credit are secured by the Company's accounts receivable, inventory and property, plant and equipment. The line of credit agreement requires the Company to meet certain financial covenants and restricts the payment of dividends on the Company's common stock. At December 31, 1994, the Company had outstanding borrowings of $7,630,512 under the agreement. At December 31, 1995, no amounts were outstanding and approximately $5.9 million of borrowings were available under the line of credit agreement.

8.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES
    Accounts payable and accrued expenses at December 31 consist of the following:

                                                         1994        1995
                                                      ----------  ----------
Accounts payable....................................  $2,129,761  $2,165,720
Accrued expenses....................................     508,934     846,999
Salaries and related costs..........................     788,541     861,994
Preferred stock dividend payable....................          --     320,000
                                                      ----------  ----------
                                                      $3,427,236  $4,194,713
                                                      ----------  ----------
                                                      ----------  ----------

9.  LONG-TERM DEBT
    Long-term debt consists of notes payable to a bank requiring monthly payments of principal plus interest at the bank's prime rate plus 1 1/4% (9.75% at December 31, 1995). The notes payable are secured by the Company's accounts receivable, inventory and property, plant and equipment. The notes payable have aggregate annual maturities of $470,709 in 1996 and $36,000 in 1997.

10. CONVERTIBLE DEBENTURE
    In November 1995, in connection with the formation of a strategic alliance, the Company received proceeds of $9,830,280, net of debt issue costs from issuance of a $10 million convertible debenture to BNFL. The debenture accrues interest during the first five years at the one-year London Interbank Offered Rate (LIBOR). The debenture and the accrued interest are convertible into 1,381,575 shares of the Company's common stock on or before November 7, 2000. The debenture is to be repaid in annual installments over a five-year period commencing on November 8, 2000. The conversion and repayment dates can be extended under certain circumstances. At December 31, 1995, the balance due BNFL of $10,086,931 included accrued interest of $86,931.

    The estimated fair value of the convertible debenture at December 31, 1995 was approximately $14 million.

                       GTS DURATEK, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. 8% CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED STOCK
    In January 1995, the Company issued for $16 million, 160,000 shares of 8% Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock") and an option (the "Carlyle Option") to purchase up to an additional 1.25 million shares of the Company's common stock, at any time prior to January 24, 1999 for $3.75 per share to investment partnerships sponsored and controlled by The Carlyle Group ("Carlyle"). The Convertible Preferred Stock is initially convertible into the Company's common stock at a conversion price of $3 per share and, if not previously converted, the Company is required to redeem the outstanding Convertible Preferred Stock on January 24, 2002 for $100 per share plus accrued and unpaid dividends. The Company is required to pay quarterly dividends on the Convertible Preferred Stock of $320,000.

    The proceeds, net of offering expenses of $1,309,974, from the issuance of the Convertible Preferred Stock and Carlyle Option were $14,690,026 of which $14,410,026 was allocated to the Convertible Preferred Stock and $280,000 was allocated to the fair value of the Carlyle Option. The difference between the carrying value of the Convertible Preferred Stock and the redemption value is being accreted through charges to stockholders' equity over a six-year period to January 24, 2002.

    The estimated fair value of the Convertible Preferred Stock at December 31, 1995 was approximately $53 million.

12. STOCK OPTION PLANS AND WARRANTS
    The Company has a non-qualified Stock Option Plan (the "Plan") which authorizes a committee of the Board of Directors to grant options to purchase shares of the Company's common stock to directors, officers and employees of the Company. The exercise price of such options may not be less than 85% of the fair market value of the common stock on the date of grant and the exercise period may not be more than ten years after such date. Changes in options and warrants outstanding, options and warrants exercisable and shares reserved for issuance are as follows:

                                                      PRICE RANGE   NUMBER OF
                                                       PER SHARE     SHARES
                                                      ------------  ---------
Balance, December 31, 1992..........................  $1.00 - 3.50  1,060,900
  Granted...........................................   3.50 - 4.00    555,000
  Exercised.........................................   1.00 - 3.50    (40,400)
                                                                    ---------
Balance, December 31, 1993..........................   1.00 - 4.00  1,575,500
  Granted...........................................   3.50 - 3.88    949,000
  Exercised.........................................   1.50 - 3.50     (7,000)
  Terminated........................................   1.50 - 3.75    (27,500)
                                                                    ---------
Balance, December 31, 1994..........................   1.00 - 4.00  2,490,000
  Granted...........................................          2.97    173,401
  Carlyle Option....................................          3.75  1,250,000
  Exercised.........................................   1.00 - 4.00   (716,103)
  Terminated........................................   1.50 - 3.75     (2,500)
                                                                    ---------
Balance, December 31, 1995..........................   1.00 - 4.00  3,194,798
                                                                    ---------
                                                                    ---------

    As of December 31, 1995, 2,534,698 of the options and warrants are exercisable. At December 31, 1995, the Company has reserved 9,909,706 shares for issuance of options, warrants and securities convertible into the Company's common stock.

                       GTS DURATEK, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. INCOME TAXES
    The provision for income taxes for the years ended December 31, 1993, 1994 and 1995 consists of the following:

                                                     1993     1994      1995
                                                    -------  -------  --------
Current:
  State...........................................  $73,331  $11,487  $ 50,230
  Federal.........................................       --       --    50,696
                                                    -------  -------  --------
                                                    $73,331  $11,487  $100,926
                                                    -------  -------  --------
                                                    -------  -------  --------

    The provision for income taxes for the years ended December 31, 1993, 1994, and 1995 is reconciled to the amount computed by applying the statutory Federal income tax rate to income (loss) before income taxes and proportionate share of loss of joint venture as follows:

                                                      1993       1994       1995
                                                    ---------  ---------  ---------
Federal income tax at statutory rate..............  $(413,000) $ 200,000  $ 809,000
State income taxes, net of Federal tax benefit....     73,331     11,487     33,152
Increase in (use of) net operating loss
 carryforwards....................................    413,000   (200,000)  (741,226)
                                                    ---------  ---------  ---------
                                                    $  73,331  $  11,487  $ 100,926
                                                    ---------  ---------  ---------
                                                    ---------  ---------  ---------

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31 consist of the following:

                                                       1994       1995
                                                    ----------  ---------
Allowance for doubtful accounts...................  $   38,000  $  27,000
Capitalized inventory costs.......................      50,000     52,000
Proportionate share of loss in investee company...     125,000    446,000
Accelerated depreciation..........................    (513,000)  (611,000)
Net operating loss carryforward...................   1,521,000    863,000
Alternative minimum tax...........................          --     20,000
Other.............................................          --      3,000
                                                    ----------  ---------
                                                     1,221,000    800,000
Less valuation allowance..........................   1,221,000    800,000
                                                    ----------  ---------
                                                    $       --  $      --
                                                    ----------  ---------
                                                    ----------  ---------

    In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considered income taxes paid during the previous three years and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible, management has established a valuation allowance at December 31, 1995 of $800,000.

    At December 31, 1995, the Company has net operating loss carryforwards of approximately $2.2 million which are available to offset future taxable earnings of the Company through 2008. Approximately $1.1 million of the $2.2 million net operating loss carryfoward is available as the result of the exercise of non-qualified stock options by employees of the Company. Income tax benefits resulting from utilization of this portion of the net operating loss will result in a credit to capital in excess of par. Utilization of approximately $1.6 million of the $2.2 million net operating loss carryforward is subject to a separate return limitation, whereby it is only available to offset earnings from one of the Company's subsidiaries.

                       GTS DURATEK, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. PROFIT SHARING PLAN
    The Company maintains a Profit Investment Plan (the "Plan") for employees who have completed one year of service with the Company. The Plan permits pre-tax contributions to the Plan by participants pursuant to Section 401(k) of the Internal Revenue Code of 1% to 14% of base compensation. The Company matches 25% of the participants' eligible contributions based on a formula set forth in the Plan and may make additional matching contributions. Employer contributions vest at a rate of 20% per year of service. The Company's matching contributions were $73,000, $74,000 and $162,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

15. BUSINESS AND CREDIT CONCENTRATIONS
    The Company's revenues are derived primarily from utilities and through subcontracts from a combination of DOE contractors and subcontractors. At December 31, 1995, approximately 87% of the Company's accounts receivable were due from these entities. Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts relating to DOE contractors and subcontractors amounted to $2,226,023 and $2,857,336 at December 31, 1994 and $5,115,785 and $7,591,628 at December 31, 1995, respectively. In 1993, two customers comprised 20% and 15% of the Company's annual revenues. In 1994, one customer comprised 23% of the Company's annual revenues. In 1995, three customers comprised 23%, 17% and 16% of the Company's annual revenues, respectively. Revenues from DOE contracts and subcontracts were 13%, 23% and 35% of annual revenues for the years ended December 31, 1993, 1994 and 1995, respectively.

    The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers, as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

16. COMMITMENTS AND CONTINGENCIES

  ROYALTY AGREEMENTS

    The Company has entered into an exclusive licensing agreement with the owners of the vitrification technology, pursuant to which the owners have granted to the Company the exclusive license and rights to all vitrification technology and process patents which they developed. The exclusive license agreement expires 17 years after the last licensed patent is granted, which at this time will be in 2012. The agreement provides for a guaranteed minimum royalty of $100,000 per year throughout the term of the agreement. Pursuant to the agreement, royalty expense was limited to $100,000 in each of the years ended December 31, 1993, 1994 and 1995. Beginning in 1996, the Company is obligated to make payments of 1% to 3% of net sales values, as defined. Assuming the Company achieves a net sales value in 1996 equal to that achieved in 1995, royalty expense will be approximately $260,000.

    The Company also licenses the rights to the thermal desorption technology used in the processing of petrochemical waste by DuraTherm from the inventor of such technology. The Company and DuraTherm are co-licensees under the license agreement and are collectively obligated to pay to the inventor of the technology an annual royalty payment equal to the greater of (i) $50,000 or (ii) 1% of the net revenues generated from the operation of the desorber equipment (excluding net revenues generated from equipment acquired in the DuraTherm acquisition) incorporating the technology and 5% of the sales of any such equipment.

                       GTS DURATEK, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

16. COMMITMENTS AND CONTINGENCIES (CONTINUED)
  LEASES

    The Company has several noncancellable facility leases which expire at various dates and, in some cases, have options to extend their terms. Rent expense approximated $316,000, $303,000 and $315,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

    The following is a schedule of future minimum annual lease payments for all long-term operating leases as of December 31, 1995:

1996.............................................................  $229,000
1997.............................................................    14,000
                                                                   --------
                                                                   $243,000
                                                                   --------
                                                                   --------

  CLOSURE BOND

    Under the State of Texas Civil Statue, the Company is required to fund, in the form of a closure bond, approximately $1,936,000 over a ten-year period which will be available to cover closure expenses of the DuraTherm thermal desorption facility in San Leon, Texas, when and if required. The funding is maintained in an interest bearing trust account and as of December 31, 1995, the trust balance was approximately $525,000. Such amount is included as other assets in the Company's consolidated balance sheet.

  LEGAL PROCEEDINGS

    The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

17. SUPPLEMENTAL CASH FLOW INFORMATION
    In 1993, the Company acquired certain rights to medical and hazardous waste technologies from an unrelated third party for a warrant valued at $500,000 to purchase 500,000 shares of the Company's common stock through September 30, 1997 at $4.00 per share.

    In 1993, the Company acquired certain rights to asbestos waste technologies in exchange for 187,500 shares of the Company's common stock. The Company contributed its interest in the technology rights to Vitritek Environmental, Inc. (see note 5) in exchange for a $750,000 note bearing interest at the prime rate plus 1%. The technology rights were previously owned by certain shareholders of Vitritek Environmental, Inc.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bird Environmental Gulf Coast, Inc.:

    We have audited the accompanying statements of operations, stockholders' equity and cash flows of Bird Environmental Gulf Coast, Inc. for the year ended December 31, 1994 and the eleven months ended November 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the statements of operations, stockholders' equity and cash flows referred to above present fairly, in all material respects, the results of operations and cash flows of Bird Environmental Gulf Coast, Inc. for the year ended December 31, 1994 and the eleven months ended November 30, 1995, in conformity with generally accepted accounting principles.

                                                   KPMG Peat Marwick LLP

Baltimore, Maryland
January 20, 1996

                      BIRD ENVIRONMENTAL GULF COAST, INC.
                            STATEMENTS OF OPERATIONS
     YEAR ENDED DECEMBER 31, 1994 AND ELEVEN MONTHS ENDED NOVEMBER 30, 1995

                                                                                1994         1995
                                                                             -----------  -----------
Net sales..................................................................  $ 3,714,583  $ 2,858,370
Cost of sales..............................................................    6,221,892    5,491,560
                                                                             -----------  -----------
Gross loss.................................................................   (2,507,309)  (2,633,190)
Selling, general and administrative expenses...............................    1,053,723    1,124,153
Reserve with respect to property, plant and equipment......................           --   12,168,746
                                                                             -----------  -----------
Net loss...................................................................  $(3,561,032) $(15,926,089)
                                                                             -----------  -----------
                                                                             -----------  -----------

                       STATEMENTS OF STOCKHOLDERS' EQUITY
     YEAR ENDED DECEMBER 31, 1994 AND ELEVEN MONTHS ENDED NOVEMBER 30, 1995

                                                                         ADDITIONAL
                                                                           PAID-IN      ACCUMULATED
                                                         COMMON STOCK      CAPITAL        DEFICIT          TOTAL
                                                         -------------  -------------  --------------  --------------
Balance, December 31, 1993.............................    $       7    $   5,755,817  $   (1,597,773) $    4,158,051
  Capital contribution by Bird Environmental
   Technologies, Inc...................................           --       13,109,362              --      13,109,362
  Net loss.............................................           --               --      (3,561,032)     (3,561,032)
                                                                  --
                                                                        -------------  --------------  --------------
Balance, December 31, 1994.............................            7       18,865,179      (5,158,805)     13,706,381
  Capital contribution by Bird Environmental
   Technologies, Inc...................................           --        2,247,756              --       2,247,756
  Net loss.............................................           --               --     (15,926,089)    (15,926,089)
                                                                  --
                                                                        -------------  --------------  --------------
Balance, November 30, 1995.............................    $       7    $  21,112,935  $  (21,084,894) $       28,048
                                                                  --
                                                                  --
                                                                        -------------  --------------  --------------
                                                                        -------------  --------------  --------------

                See accompanying notes to financial statements.

                      BIRD ENVIRONMENTAL GULF COAST, INC.
                            STATEMENTS OF CASH FLOWS
     YEAR ENDED DECEMBER 31, 1994 AND ELEVEN MONTHS ENDED NOVEMBER 30, 1995

                                                                                    1994          1995
                                                                                ------------  ------------
Cash flows from operating activities:
  Net loss....................................................................  $ (3,561,032) $(15,926,089)
  Adjustments to reconcile net loss to net cash used by operating activities:
    Depreciation and amortization.............................................     1,100,000     1,167,125
    Reserve with respect to property, plant and equipment.....................       --         12,168,746
    Changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable..............................    (1,377,342)    1,377,342
      (Increase) decrease in inventories......................................       (15,951)       14,910
      Decrease in prepaid expenses............................................       143,347        41,900
      Increase in accounts payable............................................     1,196,125       211,768
      Increase (decrease) in accrued expenses.................................       246,782       (54,977)
                                                                                ------------  ------------
Net cash used in operating activities.........................................    (2,268,071)     (999,275)
                                                                                ------------  ------------
Cash flow from investing activities:
  Additions to property, plant and equipment..................................   (10,375,563)      (89,304)
  Increase in closure bond....................................................      (316,224)      (10,465)
                                                                                ------------  ------------
Net cash used in investing activities.........................................   (10,691,787)      (99,769)
                                                                                ------------  ------------
Cash provided by financing activities -- Capital contributions by Bird
 Environmental Technologies, Inc..............................................    13,109,362     2,247,756
                                                                                ------------  ------------
Net increase in cash..........................................................       149,504     1,148,712
Cash at beginning of period...................................................       --            149,504
                                                                                ------------  ------------
Cash at end of period.........................................................  $    149,504  $  1,298,216
                                                                                ------------  ------------
                                                                                ------------  ------------

                See accompanying notes to financial statements.

                      BIRD ENVIRONMENTAL GULF COAST, INC.
                         NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1994 AND NOVEMBER 30, 1995

1.  NATURE OF BUSINESS AND ACQUISITION BY GTS DURATEK, INC.
    Bird Environmental Gulf Coast, Inc. (the "Company") owns and operates a hazardous waste recycling facility using thermal desorption technology in San Leon, Texas. As of November 30, 1995, the Company has suspended operations pending completion of certain capital improvements which are intended to enable the facility to operate at peak efficiency. The facility is expected to be operational during the second quarter of 1996. The Company's customers are principally engaged in the petrochemical industry.

    On November 29, 1995, GTS Duratek, Inc. acquired 80% of the outstanding common stock of the Company from Bird Environmental Technologies, Inc., a wholly-owned subsidiary of Bird Corporation.

    The remaining 20% of the outstanding capital stock of the Company is owned by certain individuals (the "Minority Shareholders") who developed the technology and have operated and will continue to operate the facility. The Minority Shareholders have entered into employment agreements providing for incentive compensation tied directly to the financial performance of the facility. GTS Duratek, Inc. has entered into a stockholders' agreement with the Minority Shareholders pursuant to which, among other terms and conditions, it agreed to invest up to $5.1 million in the Company as needed, up to $2.4 million of which will be used for general working capital purposes and up to $2.7 million of which will be used for capital and plant start-up expenditures.

    As part of the acquisition transaction, GTS Duratek, Inc. also acquired, through a licensing arrangement with one of the Minority Shareholders, the exclusive rights to the patented technology used by the Company's facility to process and treat hazardous waste.

    Effective December 12, 1995, the Company changed its name to DuraTherm, Inc.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  INVENTORIES

    Inventories, principally consisting of supplies used in the recycling process, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which range from five to fifteen years.

    On November 29, 1995, the Company has recorded a reserve for the property, plant and equipment to reflect the "push down" of Bird Corporation's adjusted sales prices to GTS Duratek, Inc.

  INCOME TAXES

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  USE OF ESTIMATES

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and their respective disclosures to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates.

                      BIRD ENVIRONMENTAL GULF COAST, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

3.  CLOSURE BOND
    The Company is required under State of Texas Civil Statue to fund, in the form of a closure bond, $1,936,619 over a ten year period. The funding is maintained in an interest bearing trust account, in the Company's name, and will be eventually used to cover closure expenses of the thermal desorption facility, when and if required. As of December 31, 1994 and November 30, 1995, the trust balance was $316,224 and $326,689, respectively.

4.  INCOME TAXES
    During the year ended December 31, 1994 and eleven months ended November 30, 1995, the Company had net operating losses. As a result of the acquisition of 80% of the Company's common stock by GTS Duratek, Inc. any net operating loss carryforwards at November 30, 1995 will not be available to reduce future taxable income of the Company.

5.  COMMITMENTS AND CONTINGENCIES
    The Company is a defendant in a number of legal matters certain of which Bird Corporation has agreed to indemnify the Company and GTS Duratek, Inc. Of the matters for which the Company is not indemnified, none are expected to have any material adverse effect on the financial condition of the Company.

    In connection with the Company's acquisition by GTS Duratek, Inc. four of the Company principal employees entered into four year employment agreements which generally can be terminated without cause upon payment of one year of severance. The agreements also provide for bonuses in excess of base compensation in the event the Company achieves certain levels of earnings over the period of the employment agreements.

                       GTS DURATEK, INC. AND SUBSIDIARIES
                  PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    The pro forma financial information should be read in conjunction with the consolidated financial statements and related notes of GTS Duratek, Inc. and subsidiaries (the "Company"), and the financial statements of Bird Environmental Gulf Coast, Inc. ("DuraTherm"), included elsewhere herein.

    On November 29, 1995, the Company acquired 80% of the outstanding capital stock of DuraTherm from Bird Environmental Technologies, Inc., a wholly-owned subsidiary of Bird Corporation ("Bird") for $1 and incurred approximately $260,000 of transaction costs. DuraTherm owns and operates a hazardous waste facility using thermal desorption technology in San Leon, Texas. In connection with the acquisition, Bird agreed to contribute approximately $1.3 million of cash to DuraTherm immediately prior to the acquisition to fund DuraTherm's working capital deficit. The remaining 20% of the outstanding capital stock of the Company is held by certain individuals (the "Minority Shareholders") who developed the technology and have operated and will continue to operate the facility. The Minority Shareholders have entered into employment agreements providing for incentive compensation tied directly to the financial performance of the facility. The Company has entered into a stockholders' agreement pursuant to which, among other terms and conditions, the Company has agreed to invest up to $5.1 million in DuraTherm in exchange for preferred stock of DuraTherm. Of the $5.1 million, up to $2.4 million will be used for working capital purposes and the balance, of up to $2.7 million, will be used for capital and plant start-up expenditures. The Company began making the capital improvements needed by DuraTherm during the fourth quarter of 1995 and expects to complete the capital improvements in the first quarter of 1996. The Company expects the plant to be operational during the second quarter of 1996. The Company will use its internal funds for the investment in DuraTherm. As part of the purchase transaction the Company also acquired, through a licensing arrangement, the exclusive rights to the thermal desorption technology used by the facility.

    The aggregate purchase price for the 80% interest in DuraTherm is as follows:

Cash purchase price...................................................  $      1
Transaction cost......................................................   259,999
                                                                        --------
                                                                        $260,000
                                                                        --------
                                                                        --------

    The acquisition of DuraTherm was accounted for using the purchase method of accounting. The estimated fair value of the net tangible assets acquired exceeded the purchase price at November 29, 1995. Accordingly, the net purchase price in excess of the net carrying value of DuraTherm of approximately $238,000 was allocated to property, plant and equipment. The Company has determined the amount of the minority interest of the subsidiary based upon 20% of the net assets of DuraTherm at the date of acquisition.

    The pro forma consolidated statement of operations for the year ended December 31, 1995 gives effect to the Company's acquisition of DuraTherm as if the transaction had occurred on January 1, 1995. Depreciation and amortization amounts have been adjusted assuming the $2.7 million of capital improvements had been made as of January 1, 1995 and the plant was operational on that date.

    The plant was placed into operation in February 1994 and ceased operations in August 1995. As such, the plant was not fully operational for the pro forma period presented. The pro forma consolidated statement of operations is not indicative of the results that would have occurred had the capital improvements actually been made by January 1995 or had the plant operated during the entire pro forma period presented or of future consolidated results of operation of the Company with DuraTherm under management and control of the Company's personnel.

                               GTS DURATEK, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                                                                           PRO FORMA        PRO FORMA
                                               COMPANY     DURATHERM      ADJUSTMENTS       COMBINED
                                             -----------  ------------  ----------------   -----------
Revenues...................................  $40,418,066  $  2,858,370  $         --       $43,276,436
Cost of revenues...........................   32,220,569     5,491,560      (873,307)(1)    36,838,822
                                             -----------  ------------  ----------------   -----------
Gross profit (loss)........................    8,197,497    (2,633,190)      873,307         6,437,614
Selling, general and administrative
 expenses..................................    5,875,688     1,124,153            --         6,999,841
Reserve with respect to property, plant and
 equipment.................................           --   (12,168,746)   12,168,746(2)             --
                                             -----------  ------------  ----------------   -----------
Income (loss) from operations..............    2,321,809   (15,926,089)   13,042,053          (562,227)
Interest income (expense), net.............       57,453            --            --            57,453
                                             -----------  ------------  ----------------   -----------
Income (loss) before income taxes and
 proportionate share of loss of joint
 venture...................................    2,379,262   (15,926,089)   13,042,053          (504,774)
Income taxes...............................      100,926            --       (50,696)(3)        50,230
                                             -----------  ------------  ----------------   -----------
Income (loss) before proportionate share of
 loss of joint venture.....................    2,278,336   (15,926,089)   13,092,749          (555,004)
Proportionate share of loss of joint
 venture...................................     (824,025)           --            --          (824,025)
                                             -----------  ------------  ----------------   -----------
Net income (loss)..........................    1,454,311   (15,926,089)   13,092,749        (1,379,029)
Preferred stock dividends and charges for
 accretion.................................   (1,394,064)           --            --        (1,394,064)
                                             -----------  ------------  ----------------   -----------
Net income (loss) attributable to common
 stockholders..............................  $    60,247  $(15,926,089) $ 13,092,749       $(2,773,093)
                                             -----------  ------------  ----------------   -----------
                                             -----------  ------------  ----------------   -----------
Net income (loss) per share................  $      0.01                                   $     (0.27)
Weighted average shares....................    8,820,131                                     8,820,131

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS:

(1) To adjust depreciation and amortization expense as follows:

Eliminate depreciation included in DuraTherm amounts............  $(1,167,125)
Adjusted depreciation for plant and equipment over 10 years.....      23,818
Depreciation of additional $2.7 million of plant and equipment
 over 10 years..................................................     270,000
                                                                  ----------
                                                                  $ (873,307)
                                                                  ----------
                                                                  ----------

(2) To eliminate charge included in DuraTherm accounts as the basis of property, plant and equipment is adjusted in consolidation.

(3) To adjust income tax provision to eliminate Federal income taxes.

BACK INSIDE COVER:
[photo of DuraChem operating the Duramelter
3000-TM- at Chem-Nuclear's Barnwell
Facility to be inserted]

DuraChem operates DuraMelter 3000SC-TM-
at Chem-Nuclear's Barnwell Facility

                                          [schematic diagram of waste volume
                                          reduction by 30 times to be inserted]

                                          Volume Reduction of up to 97%

[photo of DuraTherm recycling center in San
        Leon, Texas to be inserted]

DuraTherm recycling center in San Leon,
               Texas

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE THEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                   PAGE
Risk Factors...................................          6
Use of Proceeds................................         11
Price Range of Common Stock....................         11
Dividend Policy................................         11
Capitalization.................................         12
Selected Consolidated Financial Data...........         13
Management's Discussion and Analysis of Results
 of Operations and Financial Condition.........         14
Business.......................................         18
Management.....................................         35
Principal and Selling Stockholders.............         38
Description of Capital Stock...................         40
Underwriting...................................         42
Legal Matters..................................         43
Experts........................................         43
Available Information..........................         43
Incorporation of Certain Documents by
 Reference.....................................         44
Index to Financial Statements..................        F-1

                                3,600,000 SHARES

                            [GTS DURATEK, INC. LOGO]

                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS

                               ------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                            DEUTSCHE MORGAN GRENFELL

                          GRUNTAL & CO., INCORPORATED

                                         , 1996

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following are the estimated expenses in connection with the distribution of the securities being registered, other than underwriting expenses and commissions. All such expenses are estimated, except for the SEC registration fee and the NASD filing fee.

SEC registration fee..............................................  $  22,128
NASD filing fee...................................................      6,917
Nasdaq listing fee................................................     17,500
Accounting fees and expenses......................................    100,000
Legal fees and expenses...........................................    175,000
Printing..........................................................     50,000
Transfer agent fees...............................................      5,000
Blue sky fees and expenses (including legal fees).................     10,000
Miscellaneous.....................................................     13,455
                                                                    ---------
    Total.........................................................  $ 400,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

    Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of such section or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees), actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

    Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or if there are no such directors, or if such directors direct, by independent legal counsel in a written opinion, or by the stockholders.

    The Company's Amended and Restated Certificate of Incorporation provides for indemnification of directors and officers to the fullest extent permitted by Delaware law. The directors of the Company may not be held liable to the Company or its stockholders for monetary damages for a breach of his or her fiduciary duty as a director, except for a breach of the director's duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for willful or negligent violation of sections 160 or 173 of the DGCL respecting unlawful payment of dividends and unlawful stock purchases and redemptions, or for any transaction from which the director derived an improper personal benefit.

ITEM 16.  EXHIBITS

  1        Form of Underwriting Agreement (to be filed by amendment).
  4.1      Certificate of Designations of the 8% Cumulative Convertible Redeemable
            Preferred Stock dated January 23, 1995. Incorporated herein by reference to
            Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed on
            February 1, 1995 (File No. 0-14292).
  4.2      Stock Purchase Agreement among Carlyle Partners II, L.P., Carlyle
            International Partners II, L.P., Carlyle International Partners III, L.P.,
            C/S International Partners, Carlyle-GTSD Partners, L.P., Carlyle-GTSD
            Partners II, L.P. and GTS Duratek, Inc. and National Patent Development
            Corporation dated as of January 24, 1995. Incorporated herein by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed on
            February 1, 1995 (File No. 0-14292).
  4.3      Stockholders Agreement by and among GTS Duratek, Inc., Carlyle Partners II,
            L.P., Carlyle International Partners II, L.P., Carlyle International
            Partners III, L.P., C/S International Partners, Carlyle-GTSD Partners,
            L.P., Carlyle-GTSD Partners II, L.P. and GTS Duratek, Inc. and National
            Patent Development Corporation dated as of January 24, 1995. Incorporated herein by reference to Exhibit 4.3 of the Registrant's Current Report on
            Form 8-K filed on February 1, 1995 (File No. 0-14292).
  4.4      Registration Rights Agreement by and among GTS Duratek, Inc., Carlyle
            Partners II, L.P., Carlyle International Partners II, L.P.,
            Carlyle-International Partners III, L.P., C/S International Partners,
            Carlyle-GTSD Partners, L.P., Carlyle-GTSD Partners II, L.P. and GTS
            Duratek, Inc. and National Patent Development Corporation dated as of
            January 24, 1995. Incorporated herein by reference to Exhibit 4.4 of the
            Registrant's Current Report on Form 8-K filed on February 1, 1995 (File No.
            0-14292).
  4.5      Convertible Debenture issued by GTS Duratek, Inc., General Technical
            Services, Inc., GTS Instrument Services Incorporated to BNFL Inc. dated
            November 7, 1995. Incorporated herein by reference to the Registrant's
            Quarterly Report on Form 10-Q for the quarter ended September 30, 1995
            (File No. 0-14292).
  5.1      Opinion of Piper & Marbury L.L.P. (to be filed by amendment).
 10.1      1984 Duratek Corporation Stock Option Plan, as Amended. Incorporated herein by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10-K
            for the year ended December 31, 1990 (File No. 0-14292).
 10.2      Asset Purchase Agreement dated August 20, 1990 between Chem-Nuclear Systems,
            Inc. and Duratek Corporation. Incorporated herein by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K filed on August 20, 1990
            (File No. 0-14292).

 10.3      Loan and Security Agreement dated February 9, 1993 between The Bank of
            Baltimore and GTS Duratek, Inc., General Technical Service, Inc., and GTS
            Instrument Services, Inc. Incorporated herein by reference to Exhibit 10.8 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended
            March 31, 1993 (File No. 0-14292).
 10.4      License Agreement dated as of August 17, 1992 between GTS Duratek, Inc. and
            Dr. Theodore Aaron Litovitz and Dr. Pedro Buarque de Macedo. Incorporated
            herein by reference to Exhibit 10.9 of the Registrant's Annual Report on
            Form 10-K for the year ended December 31, 1992 (File No. 0-14292).
 10.5      Purchase Agreement dated October 15, 1993 between GTS Duratek, Inc. and
            Environmental Corporation of America. Incorporated herein by reference to
            Exhibit 2 of the Registrant's Current Report on Form 8-K dated October 15,
            1993 (File No. 0-14292).
 10.6      Warrant Agreement dated October 15, 1993 between GTS Duratek, Inc. and
            Environmental Corporation of America. Incorporated herein by reference to
            Exhibit 2 of the Registrant's Current Report on Form 8-K dated October 15,
            1993 (File No. 0-14292).
 10.7      Stock Purchase Agreement dated December 22, 1993 between GTS Duratek, Inc.
            and Jack J. Spitzer. Incorporated herein by reference to Exhibit 1 of the
            Registrant's Current Report on Form 8-K dated December 22, 1993 (File No.
            0-14292).
 10.8      Stock Purchase Agreement dated December 22, 1993 between GTS Duratek, Inc.
            and Joseph H. Domberger. Incorporated herein by reference to Exhibit 2 of the Registrant's Current Report on Form 8-K dated December 22, 1993 (File
            No. 0-14292).
 10.9      Stockholders' Agreement dated December 28, 1993 between GTS Duratek, Inc.
            and Vitritek Holdings, L.L.C. Incorporated herein by reference to Exhibit 3 of the Registrant's Current Report on Form 8-K dated December 22, 1993
            (File No. 0-14292).
 10.10     Agreement dated January 14, 1994 between GTS Duratek, Inc. and Westinghouse
            Savannah River Company. Incorporated herein by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the year ended December
            31, 1993 (File No. 0-14292).
 10.11     Agreement dated February 24, 1994 between GTS Duratek, Inc. and the
            University of Chicago (Operator of Argonne National Laboratory).
            Incorporated herein by reference to Exhibit 10.18 of the Registrant's
            Annual Report on Form 10-K for the year ended December 31, 1993 (File No.
            0-14292).
 10.12     Agreement dated September 15, 1994 between DuraChem Limited Partnership, a
            Maryland limited partnership, by and among CNSI Sub, Inc. and GTSD Sub,
            Inc. as the General Partners, and Chemical Waste Management, Inc. and GTS
            Duratek, Inc. as the Limited Partners. Incorporated herein by reference to
            Exhibit 10.19 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 0-14292).
 10.13     Teaming Agreement by and between GTS Duratek, Inc. and BNFL, Inc. dated
            November 7, 1995. Incorporated herein by reference to Exhibit 10.20 of the
            Registrant's Quarterly Report on Form 10-Q for the quarter ended September
            30, 1995 (File No. 0-14292).

 10.14     Sublicense Agreement by and between GTS Duratek, Inc. and BNFL dated
            November 7, 1995. Incorporated herein by reference to Exhibit 10.21 of the
            Registrant's Quarterly Report on Form 10-Q for the quarter ended September
            30, 1995 (File No. 0-14292).
 10.15     Stock Purchase Agreement by and among Bird Environmental Gulf Coast, Inc.,
            Bird Environmental Technologies, Inc., Bird Corporation, GTS Duratek, Inc.
            and GTSD Sub II, Inc. dated as of November 29, 1995. Incorporated herein by reference to Exhibit (c)(2) of the Registrant's Current Report on Form 8-K
            filed on December 11, 1995 (File No. 0-14292).
 10.16     Stockholders' Agreement by and among Bird Environmental Gulf Coast, Inc.,
            GTS Duratek, Inc., GTSD Sub II, Inc., Jim S. Hogan, Mark B. Hogan, Barry K.
            Hogan and Sam J. Lucas III dated November 29, 1995. Incorporated herein by reference to Exhibit (c)(3) of the Registrant's Current Report on Form 8-K
            filed on December 11, 1995 (File No. 0-14292).
 10.17     Technology License Agreement by and among GTS Duratek, Inc., Bird
            Environmental Gulf Coast, Inc. and Jim S. Hogan dated November 29, 1995.
            Incorporated herein by reference to Exhibit (c)(4) of the Registrant's
            Current Report on Form 8-K filed on December 11, 1995 (File No. 0-14292).
 13        Registrant's Annual Report on Form 10-K for the year ended December 31,
            1995. Incorporated herein by reference.
*23.1      Consents of KPMG Peat Marwick LLP (filed herewith).
 23.2      Consent of Piper & Marbury L.L.P. (included in Exhibit 5.1).
 24        Power of Attorney (located on p. II-6 of the Registration Statement).
 27        Financial Data Schedule (previously filed with Registrant; Annual Report on
            Form 10-K for the year ended December 31, 1995).

ITEM 17.  UNDERTAKINGS

    (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the Delaware General Corporate Law, the Amended and Restated Certificate of Incorporation or By-Laws of the registrant or resolutions of the Board of Directors of the registrant adopted pursuant thereto, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(a) and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of Maryland, on March 19, 1996.

                                          GTS DURATEK, INC.

                                          By:
                                          --------------------------------------
                                                      Robert E. Prince
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

                      SIGNATURE PAGE AND POWER OF ATTORNEY

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 19, 1996. Each of the undersigned officers and directors of the registrant hereby constitutes Robert E. Prince and Robert F. Shawver, either of whom may act, his true and lawful attorneys-in-fact with full power to sign for him and in his name in the capacities indicated below and to file any and all amendments to this registration statement filed herewith, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, making such changes in the registration statement as the registrant deems appropriate, and generally to do all such things in his name and behalf in his capacity as an officer and director to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

                        SIGNATURE                              TITLE AND CAPACITY
---------------------------------------------------------  ---------------------------

                                                           Chairman of the Board of
       -------------------------------------------          Directors
                   Daniel A. D'Aniello

       -------------------------------------------         Director
                    William E. Conway

       -------------------------------------------         Director
                    Steven J. Gilbert

       -------------------------------------------         Director
                    Earle C. Williams

       -------------------------------------------         Director
                    Jerome I. Feldman

       -------------------------------------------         Director
                    Martin M. Pollak

                                                           President and Chief
       -------------------------------------------          Executive
                    Robert E. Prince                        Officer and Director

                                                           Executive Vice President
                                                            and Chief Financial
       -------------------------------------------          Officer (Principal
                    Robert F. Shawver                       Financial Officer)

                                                           Controller (Principal
       -------------------------------------------          Accounting Officer)
                    Craig T. Bartlett

                               INDEX OF EXHIBITS
                     FILED WITH THIS REGISTRATION STATEMENT

                                                                                                        SEQUENTIALLY
  EXHIBIT                                            DOCUMENT                                          NUMBERED PAGE
-----------  ----------------------------------------------------------------------------------------  --------------
         1   Form of Underwriting Agreement (to be filed by amendment)...............................
       5.1   Opinion of Piper & Marbury L.L.P. (to be filed by amendment)............................
      23.1   Consents of KPMG Peat Marwick LLP.......................................................
      23.2   Consent of Piper & Marbury L.L.P. (included in Exhibit 5.2).............................
        24   Powers of Attorney (contained in page II-6 to the Registration Statement)...............
        27   Financial Data Schedule.

                                  EXHIBIT 23.1

The Board of Directors
GTS Duratek, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

KPMG Peat Marwick LLP
Baltimore, Maryland
March 18, 1996

                                  EXHIBIT 23.1

The Board of Directors
Bird Environmental Gulf Coast, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

KPMG Peat Marwick LLP
Baltimore, Maryland
March 18, 1996

                                      II-8